Filed Pursuant to Rule 424(b)(2)
Registration File No. 333-167108

P R O S P E C T U S    S U P P L E M E N T

(To prospectus dated May 26, 2010)

DCP Midstream Partners, LP

2,500,000 Common Units

Representing Limited Partner Interests

We are selling 2,500,000 common units representing limited partner interests in DCP Midstream Partners, LP.

Our common units are listed on the New York Stock Exchange under the symbol “DPM.” The last reported sales price of our common units on the New York Stock Exchange on November 9, 2010 was $36.25 per common unit.

Investing in our common units involves risk. See “Risk Factors” on page S-9 of this prospectus supplement and beginning on page 5 of the accompanying prospectus.

	Per Common Unit	Total
Public offering price	$34.96	$87,400,000
Underwriting discount	$1.43	$3,575,000
Proceeds to DCP Midstream Partners, LP (before expenses)	$33.53	$83,825,000

We have granted the underwriters a 30-day option to purchase up to additional 375,000 common units to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about November 16, 2010.

Joint Book Running Managers

Citi	BofA Merrill Lynch	Barclays Capital	Wells Fargo Securities

The date of this prospectus supplement is November 10, 2010.

i

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, some of which do not apply to this offering. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, the information in this prospectus supplement controls. Before you invest in our common units, you should carefully read this prospectus supplement and the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Information Incorporated by Reference” in this prospectus supplement and “Where You Can Find More Information” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, or any “free writing prospectus” we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy our common units in any jurisdiction where such offer or any sale would be unlawful. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may authorize to be delivered to you, including any information incorporated by reference, is accurate as of any date other than the date indicated for such information. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should carefully read this prospectus supplement, the accompanying prospectus, and the documents and information incorporated by reference for a more complete understanding of our business and the terms of our common units, as well as the material tax and other considerations that are important to you in making your investment decision. You should pay special attention to “Risk Factors” beginning on page S-9 of this prospectus supplement, on page 5 of the accompanying prospectus, and included in our Annual Report on Form 10-K for the year ended December 31, 2009 as updated by information included in our subsequently filed periodic and current reports incorporated by reference herein to determine whether an investment in our common units is appropriate for you. Unless otherwise specifically stated, the information presented in this prospectus supplement assumes that the underwriters have not exercised their option to purchase additional common units.

Throughout this prospectus supplement, when we use the terms “we,” “us,” or the “partnership,” we are referring either to DCP Midstream Partners, LP in its individual capacity or to DCP Midstream Partners, LP and its operating subsidiaries collectively, as the context requires. References in this prospectus supplement to our “general partner” refer to DCP Midstream GP, LP and/or DCP Midstream GP, LLC, the general partner of DCP Midstream GP, LP, as appropriate.

DCP Midstream Partners, LP

We are a Delaware limited partnership formed by DCP Midstream, LLC to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. We are currently engaged in the business of gathering, compressing, treating, processing, transporting, storing and selling natural gas; producing, transporting, storing and selling propane; and producing, transporting and selling natural gas liquids, or NGLs, and condensate. Supported by our relationship with DCP Midstream, LLC and its parents, Spectra Energy Corp. and ConocoPhillips, we have a management team dedicated to executing our growth strategy.

Our Operations

Our operations are organized into three business segments: Natural Gas Services; Wholesale Propane Logistics; and NGL Logistics.

Natural Gas Services. Our Natural Gas Services segment includes:

•

our Northern Louisiana system, which is an integrated pipeline system located in northern Louisiana and southern Arkansas that gathers, compresses, treats, processes, transports and sells natural gas, and that transports and sells NGLs and condensate. This system consists of the following:

•	the Minden processing plant and gathering system, which includes a 115 MMcf/d cryogenic natural gas processing plant supplied by approximately 725 miles of natural gas gathering pipelines;

•	the Ada processing plant and gathering system, which includes a 45 MMcf/d refrigeration natural gas processing plant supplied by approximately 130 miles of natural gas gathering pipelines;

•

the Pelico system, an approximately 600-mile intrastate natural gas gathering and transportation pipeline with connections to the Minden and Ada processing plants. The Pelico system delivers natural gas to multiple interstate and intrastate pipelines, as well as directly to industrial and utility end-use markets;

•	our Southern Oklahoma, or Lindsay, gathering system, which consists of approximately 225 miles of pipeline;

•

our 40% interest in Discovery Producer Services LLC, which operates a 600 MMcf/d cryogenic natural gas processing plant, a natural gas liquids fractionator, an approximately 300-mile natural gas pipeline that transports gas from the Gulf of Mexico to its processing plant, and several onshore laterals;

•

our East Texas system, comprised of our 50.1% interest in DCP East Texas Holdings, LLC, which operates a 780 MMcf/d natural gas processing complex, a natural gas liquids fractionator and an approximately 900-mile gathering system with connections to third party gathering systems, and which delivers residue gas to interstate and intrastate pipelines;

•

our Collbran system, comprised of our 75% operating interest in Collbran Valley Gas Gathering LLC, which owns an approximately 40-mile system, with assets in the Piceance Basin that gather and treat natural gas from over 20,000 dedicated acres in western Colorado, and which recently underwent expansion, consisting of an additional 24-inch pipeline loop and installation of compression that increased system capacity;

•	our Wyoming system, consisting of the Douglas gas gathering system, an approximately 1,300-mile gas gathering system that covers more than 4,000 square miles in northeastern Wyoming; and

•

our Michigan gathering and treating assets, consisting of five natural gas treating plants and an approximately 330-mile gas gathering pipeline system; an approximately 55-mile residue gas pipeline; a 75% interest in Jackson Pipeline Company, a partnership owning an approximately 25-mile residue pipeline; and a 44% interest in the 30-mile Litchfield pipeline.

Wholesale Propane Logistics. Our Wholesale Propane Logistics segment includes:

•	five owned and operated rail terminals located in the Midwest and northeastern United States, with aggregate storage capacity of 19 MBbls;

•	one owned marine import terminal in the Port of Chesapeake, Virginia, with storage capacity of 476 MBbls;

•	one leased marine terminal located in Providence, Rhode Island, with storage capacity of 410 MBbls;

•	one pipeline terminal located in Midland, Pennsylvania, with storage capacity of 56 MBbls; and

•	access to several open access pipeline terminals.

NGL Logistics. Our NGL Logistics segment includes:

•	our Seabreeze pipeline, an approximately 68-mile intrastate NGL pipeline located in Texas with throughput capacity of 33 MBbls/d;

•

our Wilbreeze pipeline, an approximately 39-mile intrastate NGL pipeline located in Texas, which connects a DCP Midstream, LLC gas processing plant to the Seabreeze pipeline, with throughput capacity of 11 MBbls/d;

•	our Wattenberg pipeline, an approximately 350-mile interstate NGL pipeline in Colorado and Kansas with throughput capacity of 22 MBbls/d; and

•	our Black Lake pipeline, an approximately 317-mile interstate NGL pipeline in Louisiana and Texas with throughput capacity of 40 MBbls/d.

Our Competitive Strengths

We believe that we are well positioned to execute our business strategies and achieve one of our primary business objectives of increasing our cash distribution per unit because of the following competitive strengths:

•

Affiliation with DCP Midstream, LLC and its parents, Spectra Energy Corp. and ConocoPhillips. We believe we are an important growth vehicle for DCP Midstream, LLC and its parents to pursue the acquisition, expansion and organic construction of midstream natural gas, wholesale propane, NGL and other complementary energy businesses and assets. DCP Midstream, LLC has also provided us with growth opportunities through acquisitions directly from it. We expect to have future opportunities to make additional acquisitions directly from DCP Midstream, LLC; however, we cannot say with any certainty which, if any of these acquisitions may be made available to us, or if we will choose to pursue any such opportunity. In addition, through our relationship with DCP Midstream, LLC and its parents, we believe we have strong commercial relationships throughout the energy industry and access to DCP Midstream, LLC’s broad operational, commercial, technical, risk management and administrative infrastructure. DCP Midstream, LLC has a significant interest in us through its approximately 0.9% general partner interest in us, our incentive distribution rights and an approximately 29.1% limited partner interest in us. We have entered into an omnibus agreement with DCP Midstream, LLC and some of its affiliates that governs our relationship with them regarding the operation of many of our assets, as well as certain reimbursement and other matters.

•

Strategically located assets. Our assets are strategically located in areas that have potential for expanding each of our business segments’ volume throughput and cash flow generation. Our Natural Gas Services segment has a strategic presence in several active natural gas producing areas including Colorado, Louisiana, Michigan, Oklahoma, Texas, Wyoming and the Gulf of Mexico. These natural gas gathering systems provide a variety of services to our customers including natural gas gathering, compression, treating, processing, fractionation and transportation services. The strategic location of our assets, coupled with their geographic diversity, presents us continuing opportunities to provide competitive natural gas services to our customers and opportunities to attract new natural gas production. Our NGL Logistics segment has strategically located NGL transportation pipelines in Colorado, Kansas, Louisiana, and Texas, which are major NGL producing regions. Our NGL pipelines connect to various natural gas processing plants in the region and transport the NGLs to large fractionation facilities, a petrochemical plant or an underground NGL storage facility along the Gulf Coast. Our Wholesale Propane Logistics Segment has terminals in the Mid-Atlantic, Northeastern and upper Midwestern states that are strategically located to receive and deliver propane to one of the largest demand areas for propane in the United States.

•

Stable cash flows. Our operations consist of a favorable mix of fee-based and commodity-based services, which together with our derivative activities, generate relatively stable cash flows. While certain of our gathering and processing contracts subject us to commodity price risk, we have mitigated a portion of our currently anticipated natural gas, NGL and condensate commodity price risk associated with the equity volumes from our gathering and processing operations through 2015 with fixed price natural gas and crude oil swaps.

•

Integrated package of midstream services. We provide an integrated package of services to natural gas producers, including gathering, compressing, treating, processing, transporting and selling natural gas, as well as producing, transporting and selling NGLs. We believe our ability to provide all of these services gives us an advantage in competing for new supplies of natural gas because we can provide substantially all services that producers, marketers and others require to move natural gas and NGLs from wellhead to market on a cost-effective basis.

•

Comprehensive propane logistics systems. We have multiple propane supply sources and terminal locations for wholesale propane delivery. We believe our diversity of supply sources and logistics capabilities allows us to provide our customers with reliable supplies of propane during periods of tight supply. These capabilities also allow us to moderate the effects of commodity price volatility and reduce significant fluctuations in our sales volumes.

•

Experienced management team. Our senior management team and board of directors includes some of the most senior officers of DCP Midstream, LLC and former senior officers from other energy companies who have extensive experience in the midstream industry. Our management team has a proven track record of enhancing value through the acquisition, optimization and integration of midstream assets.

Our Business Strategies

Our primary business objectives are to have sustained company profitability, a strong balance sheet and profitable growth thereby increasing our cash distribution per unit over time. We intend to accomplish these objectives by executing the following business strategies:

•

Acquire: pursue strategic and accretive acquisitions. We pursue strategic and accretive acquisition opportunities within the midstream energy industry, both in new and existing lines of business, and geographic areas of operation. We believe there will continue to be acquisition opportunities as energy companies continue to divest their midstream assets. We intend to pursue acquisition opportunities both independently, and jointly with DCP Midstream, LLC and its parents, Spectra Energy Corp. and ConocoPhillips, and we may also acquire assets directly from them, which we believe will provide us with a broader array of growth opportunities than those available to many of our competitors.

•

Build: capitalize on organic expansion opportunities. We continually evaluate economically attractive organic expansion opportunities to construct midstream systems in new or existing operating areas. For example, we believe there are opportunities to expand several of our gas gathering systems to attach increased volumes of natural gas produced in the areas of our operations. We also believe that we can continue to expand our wholesale propane logistics business via the construction of new propane terminals.

•

Optimize: maximize the profitability of existing assets. We intend to optimize the profitability of our existing assets by maintaining existing volumes and adding new volumes to enhance utilization, improve operating efficiencies and capture marketing opportunities when available. Our facilities, terminals, and pipelines have excess capacity, which allows us to connect new supplies of natural gas and NGLs at minimal incremental cost. Our wholesale propane logistics business has diversified supply options that allow us to capture lower cost supply to lock in our margin, while providing reliable supplies to our customers.

Recent Events

On November 4, 2010, we entered into agreements with DCP Midstream, LLC, to acquire a 33.33% interest in its DCP Southeast Texas business for $150 million. We refer to this transaction herein as the Southeast Texas Acquisition. The DCP Southeast Texas business is a fully integrated midstream business located in southeast Texas, which includes: 675 miles of natural gas pipelines, three natural gas processing plants totaling 350 MMcf/d of processing capacity, natural gas storage assets with 9 Bcf of existing storage capacity, and NGL market deliveries direct to Exxon Mobil and to Mont Belvieu via our Black Lake NGL pipeline. The joint venture will have an ongoing expansion project to increase processing capacity by 50 MMcf per day by the end of 2011. The joint venture also will have an ongoing expansion project to expand storage capacity by an additional 6 Bcf in 2013. Our growth capital expenditures associated with these projects are estimated to be $10 million per year for 2011 and 2012. For the six months ended June 30, 2010 and the year ended December 31, 2009, our 33.33% interest in the pro forma net income of the DCP Southeast Texas business, accounted for as earnings from an unconsolidated affiliate, would have been $7.5 million and $6.0 million, respectively.

Distributions to us will generally approximate our share of earnings from unconsolidated affiliates attributable to the joint venture plus depreciation and amortization expense and other non-cash charges of the joint venture. The terms of the joint venture agreement provide that distributions to us from the joint venture for the first seven years related to storage and transportation gross margin will be pursuant to a fee-based agreement, based on storage capacity and tailgate volumes, which will be paid prior to other distributions under the joint venture agreement. Distributions related to the gathering and processing business, along with reductions for all expenditures, will be pursuant to our and DCP Midstream, LLC’s respective ownership interests in the joint venture. The joint venture will be managed by a three-member management committee, consisting of one representative appointed by us and two representatives appointed by DCP Midstream, LLC. Our and DCP Midstream, LLC’s representatives will have voting power corresponding to the respective ownership interests in the joint venture, meaning that DCP Midstream, LLC has a 66.67% vote and we have a 33.33% vote. However, most significant actions relating to the joint venture require the unanimous approval of the owners. On November 8, 2010, we filed the acquisition agreements with the Securities and Exchange Commission on a Current Report on Form 8-K. On November 9, 2010, we filed with the Securities and Exchange Commission a Current Report on Form 8-K/A, containing financial data and related information regarding the DCP Southeast Texas business. Investors are encouraged to read the Current Reports, including the exhibits thereto, prior to making an investment decision regarding our securities.

Because DCP Midstream, LLC currently directly or indirectly owns 100% of our general partner, our general partner’s board of directors delegated to its conflicts committee, composed entirely of independent directors, the authority to evaluate and negotiate the transaction on behalf of the public unitholders. The conflicts committee, which retained independent legal and financial advisors, unanimously approved the transaction. The acquisition is scheduled to close in January 2011 and is subject to customary closing conditions and regulatory approvals. There can be no assurance that the transaction will be completed by January 2011 or at all and therefore if you decide to purchase the common units offered hereby, you should be willing to do so whether or not we complete the transaction. Furthermore, there can be no assurance that the anticipated benefits of the acquisition will be realized.

On October 26, 2010, the board of directors of our general partner declared a quarterly distribution of $0.61 per unit, which is payable on November 12, 2010 to unitholders of record on November 5, 2010. Purchasers in this offering will not be entitled to receive the November distribution.

On September 30, 2010, DCP Operating, LP issued $250 million of its 3.25% Senior Notes due 2015 for net proceeds, after deducting underwriting discounts and offering expenses, of $247.8 million, which we used to repay funds borrowed under the revolver portion of our $850 million credit facility, or our credit facility. Interest on the notes will be paid semi-annually on April 1 and October 1 of each year, commencing April 1, 2011. The notes will mature on October 1, 2015 unless redeemed prior to maturity.

Partnership Structure and Management

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our 100% ownership interest in our operating partnership, DCP Midstream Operating, LP. DCP Midstream GP, LLC is the general partner of our general partner, DCP Midstream GP, LP, and has sole responsibility for conducting our business and managing our operations.

Our executive offices are located at 370 17th Street, Suite 2775, Denver, Colorado 80202, and our telephone number is (303) 633-2900.

Ownership of DCP Midstream Partners, LP

The chart below depicts our organization and ownership structure as of the date of this prospectus supplement after giving effect to this offering but without giving effect to any exercise of the underwriters’ overallotment option.

Spectra Energy Corp
and its Affiliates
ConocoPhillips
and its Affiliates
50% Ownership
Interest
50% Ownership
Interest
DCP Midstream, LLC
and its Subsidiaries
11,478,201 (1) Common Units
100% Ownership
Interest
DCP Midstream GP, LLC
99.999% Limited
Partner Interest
0.001%
General
Partner
Interest
Public Unitholders
28,356,932 Common
Units
28.4% Limited
Partner Interest
DCP Midstream GP, LP
(the General Partner)
373,892 General Partner Units
268,250 Common Units
Incentive Distribution Rights
70.0% Limited
Partner Interest
0.9%
General
Partner
Interest
0.7%
Limited
Partner
Interest
DCP Midstream Partners, LP
(the Partnership)
100% Ownership Interest
Natural Gas Services
Segment (2)
Wholesale Propane
Logistics Segment
NGL Logistics
Segment

(1)	Excludes 268,250 Common Units held by the General Partner.
(2)	Our Natural Gas Services Segment includes our 40% interest in Discovery, our 50.1% interest in East Texas, our 75% operating interest in the Collbran system, our 75% interest in Jackson Pipeline Company and our 44% interest in the Litchfield pipeline.

The Offering

Common units offered	2,500,000 common units.

2,875,000 common units if the underwriters exercise their overallotment option in full.

Common Units outstanding after this offering	40,103,383 common units, or 40,478,383 common units if the underwriters exercise their overallotment option in full.

Use of proceeds	We will receive net proceeds from the offering of approximately $83.4 million, or approximately $96.0 million if the underwriters’ overallotment option is exercised in full (in each case after payment of offering expenses).

We intend to use the net proceeds from this offering to fund the Southeast Texas Acquisition. Pending the closing of the Southeast Texas Acquisition, which is expected to close in January 2011, we will use the net proceeds to repay funds borrowed under the revolver portion of our $850.0 million credit facility. If the Southeast Texas Acquisition is not consummated, we may reborrow under our credit facility to fund future acquisitions or for general partnership purposes.

Affiliates of the underwriters are lenders under our credit facility and accordingly will receive a substantial portion of the proceeds from this offering. Please see “Underwriting (Conflicts of Interest).”

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its sole discretion. We refer to this cash available for distribution as “available cash,” and we define its meaning in our partnership agreement. Please see “Our Cash Distribution Policy and Restrictions on Distributions” in the accompanying prospectus for a description of available cash.

On October 26, 2010, the board of directors of our general partner declared a quarterly distribution of $0.61 per unit, which is payable on November 12, 2010 to unitholders of record on November 5, 2010. Purchasers in this offering will not be entitled to receive the November distribution.

If cash distributions to our unitholders exceed $0.4025 per common unit in any quarter, our general partner will receive, in addition to distributions on its 0.9% general partner interest after giving effect to this offering, increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through December 31, 2012, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 30% or less of the cash distributed to you with respect to that period. Please see “Material Tax Considerations” on page S-13 for an explanation of the basis of this estimate.

Exchange listing	Our common units are traded on the New York Stock Exchange under the symbol “DPM.”

RISK FACTORS

Before you invest in our common units, you should be aware that such an investment involves various risks, including those described in the accompanying prospectus, in the documents we have incorporated by reference herein and as set forth below. You should consider carefully the discussion of risk factors beginning on page 5 of the accompanying prospectus under the captions “Risk Factors” and “Information Regarding Forward-Looking Statements” and in our periodic and other filings with the SEC under the Securities Exchange Act of 1934, or the Exchange Act, particularly under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for our fiscal year ended December 31, 2009, and in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010, each of which is incorporated by reference into this prospectus supplement and the accompanying prospectus. If the occurrence of any of the events that present risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Related to the Southeast Texas Acquisition

The pending Southeast Texas Acquisition may not be completed as anticipated, or if completed, may not be beneficial to us.

The Southeast Texas Acquisition is expected to close in January 2011 and is subject to customary closing conditions and regulatory approvals. If these conditions and regulatory approvals are not satisfied or waived, the acquisition will not be consummated. There is no assurance that the Southeast Texas Acquisition will close on or before that time, or at all. Accordingly, if you decide to purchase common units in this offering, you should be willing to do so whether or not we complete the Southeast Texas Acquisition.

The consummation of the Southeast Texas Acquisition would involve numerous risks, including:

•	the failure to realize expected profitability, growth or accretion;

•	an increase in indebtedness and borrowing costs;

•	potential environmental or regulatory compliance matters or liabilities;

•	potential title issues;

•	the incurrence of unanticipated liabilities and costs; and

•	the temporary diversion of management’s attention from managing the remainder of our assets to the process of integrating the DCP Southeast Texas business.

The assets acquired in the Southeast Texas Acquisition will also be subject to many of the same risks as our existing assets. Additionally, our limited ability to control the operations and management of the DCP Southeast Texas business may adversely affect the amount of cash we receive from the DCP Southeast Texas business.

If we consummate the Southeast Texas Acquisition and if any of these risks or unanticipated liabilities or costs were to materialize, any desired benefits of the Southeast Texas Acquisition may not be fully realized, if at all, and our future financial performance and results of operations could be negatively impacted.

USE OF PROCEEDS

We expect the net proceeds of this offering to be approximately $83.4 million, or approximately $96.0 million if the underwriters’ overallotment option is exercised in full, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering and from the underwriters’ exercise of their overallotment option, if applicable, to fund the Southeast Texas Acquisition. Pending the closing of the Southeast Texas Acquisition, which is expected to close in January 2011, we will use the net proceeds to repay funds borrowed under the revolver portion of our $850 million credit facility. If the Southeast Texas Acquisition is not consummated, we may reborrow under our credit facility to fund future acquisitions or for general partnership purposes.

As of September 30, 2010, total borrowings under our credit facility were $363.0 million, all of which were under the revolver portion of the credit facility. There were no outstanding borrowings under the term loan portion of the credit facility as of September 30, 2010. As of September 30, 2010, the weighted average interest rate under the revolver portion of the credit facility was 0.74% per annum. The credit facility has a maturity date of June 21, 2012. Indebtedness under the credit facility bears interest at either: (1) the higher of Wachovia Bank’s prime rate or the Federal Funds rate plus 0.50%; or (2) LIBOR plus an applicable margin, which ranges from 0.23% to 0.575%, depending upon our credit rating. The outstanding borrowings under the revolver portion of our credit facility were incurred primarily to fund acquisitions and for general partnership purposes. For a detailed description of our credit facility, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of the Credit Agreement” in our annual report on Form 10-K for the year ended December 31, 2009 as updated by the section of the same title in our quarterly report on Form 10-Q for the quarter ended September 30, 2010, each of which is incorporated by reference into this prospectus supplement.

Affiliates of the underwriters are lenders under our credit facility and accordingly will receive a substantial portion of the proceeds from this offering. See “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010 on:

•	a historical basis;

•

as adjusted to give effect to the issuance of 2,500,000 common units in this offering and the application of net proceeds of this offering to repay amounts borrowed under the revolver portion of our credit facility; and

•	as further adjusted to give effect to our payment of $150.0 million in connection with the Southeast Texas Acquisition and the acquisition of the 33.33% interest in the Southeast Texas joint venture.

You should read our financial statements and notes that are incorporated by reference into this prospectus supplement and the accompanying prospectus for additional information about our capital structure. The following table does not reflect any common units that may be sold to the underwriters upon exercise of their overallotment option.

	As of September 30, 2010
	(dollars in millions)
	Historical	As Adjusted	As Further Adjusted
Cash and cash equivalents	$11.8	$11.8	$11.8

Debt:
Revolving credit facility	$363.0	$279.6	$429.6
3.25% Senior Notes due October 2015	250.0	250.0	250.0
Unamortized discount	(0.2)	(0.2)	(0.2)

Total debt	612.8	529.4	679.4
Equity:
Common unitholders	482.5	565.9	565.9
General partner	(6.1)	(6.1)	(6.1)
Accumulated other comprehensive loss	(33.2)	(33.2)	(33.2)

Total partners’ equity	443.2	526.6	526.6
Noncontrolling interests	221.0	221.0	221.0

Total equity	664.2	747.6	747.6

Total capitalization	$1,277.0	$1,277.0	$1,427.0

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units trade on the New York Stock Exchange under the symbol “DPM.” The following table sets forth the intra-day high and low sales prices per common unit, as reported by the New York Stock Exchange Composite Transactions Tape, as well as the amount of quarterly cash distributions per common unit declared per quarter.

Quarter Ended	High	Low	Distribution per Common Unit
December 31, 2010 (through November 9, 2010) (1)	$36.34	$33.35	$—
September 30, 2010 (2)	$36.66	$30.82	$0.610
June 30, 2010	$34.56	$27.02	$0.610
March 31, 2010	$33.87	$26.76	$0.600
December 31, 2009	$29.70	$23.99	$0.600
September 30, 2009	$26.20	$20.33	$0.600
June 30, 2009	$21.80	$13.58	$0.600
March 31, 2009	$15.06	$8.59	$0.600
December 31, 2008	$17.45	$5.26	$0.600
September 30, 2008	$31.11	$16.50	$0.600
June 30, 2008	$31.99	$28.74	$0.600
March 31, 2008	$46.00	$25.51	$0.590

(1)	The distribution attributable to the quarter ending December 31, 2010 has not yet been declared or paid. We expect to declare and pay a cash distribution for the fourth quarter of 2010 within 45 days following the end of the fiscal year.
(2)	The distribution is payable on November 12, 2010 to unitholders of record on November 5, 2010. Purchasers in this offering will not be entitled to receive the November distribution.

The last reported sale price of our common units on the New York Stock Exchange on November 9, 2010 was $36.25 per unit. As of November 4, 2010, there were approximately 43 record holders and as of March 1, 2010, there were approximately 14,225 beneficial owners (held in street name) of our common units.

MATERIAL TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material Tax Considerations” in the accompanying prospectus. Please also read “Item 1.A. Risk Factors—Tax Risks to Common Unitholders” in our Annual Report on Form 10-K for the year ended December 31, 2009. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

Ratio of Taxable Income to Distributions

We estimate that if you purchase common units in this offering and own them through December 31, 2012, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 30% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the current quarterly distribution amount on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•

gross income from operations exceeds the amount required to make the current quarterly distribution amount on all units, yet we only distribute the current quarterly distribution amount on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Tax Exempt Organizations and Other Investors

Ownership of common units by tax-exempt entities, regulated investment companies and non-U.S. investors raises issues unique to such persons. Please read “Material Tax Considerations—Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

UNDERWRITING (CONFLICTS OF INTEREST)

We are offering the common units described in this prospectus supplement and the accompanying prospectus through the underwriters named below. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers.

Subject to the terms and conditions in the underwriting agreement dated the date of this prospectus supplement, which we will file as an exhibit to a Current Report on Form 8-K following the pricing of this offering, each underwriter named below has agreed to purchase from us the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.	625,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	625,000
Barclays Capital Inc.	625,000
Wells Fargo Securities, LLC	625,000

Total	2,500,000

The underwriting agreement provides that the underwriters’ obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the common units are purchased by the underwriters, all of the common units must be purchased. The terms and conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us and our affiliates to the underwriters are true, that there has been no material adverse change in our condition or in the condition of the financial markets and that we deliver to the underwriters customary closing documents.

Overallotment Option

We have granted to the underwriters an option to purchase up to an aggregate of 375,000 additional common units at the offering price to the public less the underwriting discount set forth on the cover page of this prospectus supplement exercisable to cover overallotments. Such option may be exercised in whole or in part at any time until 30 days after the date of this prospectus supplement. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters.

Commissions and Expenses

The following table shows the underwriting fee to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ overallotment option. This underwriting fee is the difference between the offering price to the public and the amount the underwriters pay to us to purchase the common units. The per common unit amounts shown represent underwriting fees to be paid to the underwriters with respect to common units sold to the public.

The total amounts represent the total amount of fees to be paid to the underwriters in connection with the offering.

	Per Unit	Without Option	With Option
Public offering price	$34.96	$87,400,000	$100,510,000
Underwriting discount	$1.43	$3,575,000	$4,111,250
Proceeds, before expenses, to us	$33.53	$83,825,000	$96,398,750

The underwriters propose to offer the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers (who may include the underwriters) at that price to the public less a concession not in excess of $0.86 per common unit. After the offering, the underwriters may change the offering price and other selling terms.

We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $400,000.

Indemnification

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

Lock-Up Agreements

We, certain of our affiliates and the directors and executive officers of our general partner have agreed that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition) (whether by actual disposition or effective economic disposition due to cash settlement or otherwise)), including the filing of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of the Securities Exchange Act of 1934, as amended, or the Exchange Act, any common units or any securities convertible into, or exercisable, or exchangeable for, common units or publicly announce an intention to effect any such transaction, for a period of 45 days after the date of this prospectus supplement without the prior written consent of the underwriters. The restrictions described in this paragraph do not apply to:

•	the issuance and sale of common units by us to the underwriters pursuant to the underwriting agreement;

•

the issuance and sale of common units by us pursuant to a long-term incentive plan, an employee unit option plan, a unit ownership plan or a dividend reinvestment plan existing on the date hereof and the issuance of common units upon conversion of securities or the exercise of warrants outstanding on the date hereof; or

•

the disposition of common units by the directors and executive officers of our general partner and DCP Midstream, LLC and those of its subsidiaries that own common units (i) as bona fide gifts (provided the donee of such bona fide gift agrees to be bound by the restrictions described herein) and (ii) granted pursuant to the terms of our long term incentive plan (or issued upon conversion of securities or exercise of warrants outstanding under such plan on the date hereof).

The underwriters may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, the underwriters will consider, among other factors, our unitholders’ reasons for requesting the release, the number of common units for which the release is being requested and market conditions at the time.

Price Stabilization, Short Positions And Penalty Bids

In connection with this offering and in compliance with applicable law, the underwriters may engage in overallotment, stabilizing and syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	The underwriters may also effect transactions that stabilize, maintain or otherwise affect the market price of the units at levels above those which might otherwise prevail in the open market.

•

Overallotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units overallotted by the underwriters is not greater than the number of units they may purchase in the overallotment option. In a naked short position, the number of units involved is greater than the number of units in the overallotment option. The underwriters may close out any short position by either exercising their overallotment option and/or purchasing common units in the open market.

•

Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the overallotment option. If the underwriters sell more common units than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common units originally sold by that syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the New York Stock Exchange or otherwise. The underwriters are not required to engage in any of these activities and such activities, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, if commenced, will not be discontinued without notice.

Listing

Our common units are traded on the New York Stock Exchange under the symbol “DPM.”

Conflicts of Interest

Certain of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time in the future, engage in transactions with and perform services for us and our affiliates in the ordinary course of business. Affiliates of the underwriters are lenders under our credit facility and accordingly will receive a substantial portion of the proceeds from this offering pursuant to the repayment of borrowings under the revolver portion of our credit facility.

FINRA Conduct Rule

Because the Financial Industry Regulatory Authority, or FINRA, views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules.

Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Electronic Distribution

A prospectus in electronic format may be made available by one or more of the underwriters or their affiliates. The underwriters may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The underwriters will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

Notice to Investors

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognised collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i) if our partnership is a CIS and is marketed by a person who is an authorised person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii) otherwise, if marketed by a person who is not an authorised person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii) in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our common units does not constitute an offer to buy or the solicitation or an offer to sell our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in the EEA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Holland & Hart LLP, Denver, Colorado. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements and the related financial statement schedule of the Partnership, as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, incorporated in this prospectus supplement by reference from the Partnership’s Current Report on Form 8-K dated May 26, 2010, and the effectiveness of the Partnership’s internal control over financial reporting, incorporated in this prospectus by reference from the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which (1) report on the consolidated financial statements and the related financial statement schedule is based in part on the report of Ernst & Young LLP as it relates to Discovery Producer Services LLC and expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes explanatory paragraphs referring to (a) the preparation of the portion of the Partnership’s consolidated financial statements attributable to DCP East Texas Holdings, LLC, Discovery Producer Services, LLC, and a non trading derivative instrument from the separate records maintained by DCP Midstream, LLC, (b) the retroactive effect of the April 1, 2009 acquisition of an additional 25.1% of DCP East Texas Holdings, LLC, which was accounted for in a manner similar to a pooling of interests, and (c) the retrospective adjustments related to the adoption of the amended provisions of ASC 810, Consolidation, as it pertains to noncontrolling interests, and the adoption of the amended provisions of ASC 260, Earnings Per Share, as it pertains to net income per limited partner and (2) report on the effectiveness of the Partnership’s internal control over financial reporting expresses an unqualified opinion). Such consolidated financial statements and financial statement schedule have been so incorporated herein in reliance upon the respective reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of DCP Midstream GP, LP as of December 31, 2009 incorporated in this prospectus supplement by reference from the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009 has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expressed an unqualified opinion and included an explanatory paragraph concerning the adoption of the amended provisions of ASC 810, Consolidation, as it pertains to noncontrolling interests), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of DCP Midstream, LLC as of December 31, 2009 incorporated in this prospectus by reference from the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009 has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expressed an unqualified opinion and included an explanatory paragraph concerning the adoption of the amended provisions of ASC 810, Consolidation, as it pertains to noncontrolling interests), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Discovery Producer Services LLC at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, appearing in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009, incorporated by reference herein. Such financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of the Southeast Texas Midstream business as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated in this prospectus supplement by reference from the Partnership’s Current Report on Form 8-K/A dated November 9, 2010, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expressed an unqualified opinion and included an explanatory paragraph referring to the preparation of the combined financial statements from the separate records maintained by DCP Midstream, LLC), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of CERITAS Holdings, LP and subsidiaries (“CERITAS”) as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated in this prospectus supplement by reference from the Partnership’s Current Report on Form 8-K/A dated November 9, 2010, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expressed an unqualified opinion and included explanatory paragraphs regarding (i) a going concern uncertainty related to CERITAS’s negative working capital and the July 2010 termination of CERITAS’s line of credit and (ii) the retrospective adjustment for discontinued operations), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus supplement and the documents we incorporate by reference contain “forward-looking” statements. All statements that are not statements of historical facts, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “potential,” “plan,” “forecast” and other similar words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference.

These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks and uncertainties include, but are not limited to, (i) the risks set forth in “Risk Factors” beginning on page S-9 in this prospectus supplement, (ii) the risks set forth in “Risk Factors” beginning on page 5 of the accompanying prospectus, (iii) the risks described in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated herein by reference, and (iv) the risks described in Item 1A of the Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010, and September 30, 2010 which are each incorporated herein by reference. Some of these risks are summarized below:

•

the extent of changes in commodity prices, our ability to effectively limit a portion of the adverse impact of potential changes in prices through derivative financial instruments, and the potential impact of price and producers’ access to capital on natural gas drilling, demand for our services, and the volume of NGLs and condensate extracted;

•	general economic, market and business conditions;

•

the level and success of natural gas drilling around our assets, the level and quality of gas production volumes around our assets and our ability to connect supplies to our gathering and processing systems in light of competition;

•	our ability to grow through acquisitions, contributions from affiliates, or organic growth projects, and the successful integration and future performance of such assets;

•

our ability to access the debt and equity markets, which will depend on general market conditions, inflation rates, interest rates and our ability to effectively limit a portion of the adverse effects of potential changes in interest rates by entering into derivative financial instruments, our ability to comply with the covenants to our credit facility and our debt securities and our ability to maintain our credit ratings;

•	our ability to purchase propane from our principal suppliers and make associated profitable sales transactions for our wholesale propane logistics business;

•

our ability to construct facilities in a timely fashion, which is partially dependent on obtaining required construction, environmental and other permits issued by federal, state and municipal governments, or agencies thereof, the availability of specialized contractors and laborers, and the price of and demand for supplies;

•	the creditworthiness of counterparties to our transactions;

•	weather and other natural phenomena, including their potential impact on demand for the commodities we sell and the operation of company owned and third-party-owned infrastructure;

•

additions and changes in laws and regulations, particularly with regard to taxes, safety and protection of the environment, including climate change legislation, or the increased regulation of our industry;

•	our ability to obtain insurance on commercially reasonable terms, if at all, as well as the adequacy of the insurance to cover our losses;

•

industry changes, including the impact of consolidations, increased delivery of liquefied natural gas to the United States, alternative energy sources, technological advances and changes in competition; and

•	the amount of collateral we may be required to post from time to time in our transactions, including changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information. Before you invest, you should be aware that the occurrence of any of the events described in “Risk Factors” beginning on page S-9 in this prospectus supplement and on page 5 of the accompanying prospectus and in the “Risk Factors” sections of the documents that are incorporated herein by reference could substantially harm our business, results of operations and financial condition. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INFORMATION INCORPORATED BY REFERENCE

We file annual, quarterly and other reports with and furnish other information to the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. You also can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any current report on Form 8-K) after the date of this prospectus supplement and until the termination of this offering:

•	our Annual Report on Form 10-K (File No. 001-32678) for the fiscal year ended December 31, 2009, filed on March 11, 2010, as modified by our Current Report on Form 8-K filed on May 26, 2010;

•

our Quarterly Reports on Form 10-Q (File No. 001-32678) for the quarter ended March 31, 2010, filed on May 10, 2010, as modified by our Current Report on Form 8-K filed on May 26, 2010, for the quarter ended June 30, 2010, filed on August 9, 2010, and for the quarter ended September 30, 2010, filed on November 9, 2010;

•

our Current Reports on Form 8-K or 8-K/A (File No. 001-32678) filed on March 4, 2010, May 6, 2010, May 26, 2010, May 26, 2010, June 4, 2010, June 18, 2010, August 13, 2010, September 23, 2010, September 24, 2010 September 30, 2010, November 8, 2010 and November 9, 2010.

•

the description of our common units in our registration statement on Form 8-A (File No. 001-32678) filed on November 18, 2005 and any subsequent amendments or reports filed for the purpose of amending such description.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You may request a copy of any document incorporated by reference into this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our website at http://www.dcppartners.com, or by writing or calling us at the following address:

DCP Midstream Partners, LP

370 17th Street, Suite 2775

Denver, Colorado 80202

Attention: Corporate Secretary

Telephone: (303) 633-2900

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus supplement shall be considered to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes that statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, or any “free writing prospectus” we may authorize to be delivered to you. Neither we nor the underwriters have authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

The information contained on our website is not part of this prospectus supplement.

$1,500,000,000

DCP MIDSTREAM PARTNERS, LP

Common Units Representing Limited Partner Interests

DCP MIDSTREAM OPERATING, LP

Debt Securities Fully and Unconditionally Guaranteed

by DCP Midstream Partners, LP

We may from time to time offer and sell common units representing limited partner interests in DCP Midstream Partners, LP. Our common units are listed for trading on the NYSE under the symbol “DPM.”

DCP Midstream Operating, LP, may, in one or more offerings, offer and sell its debt securities, which will be fully and unconditionally guaranteed by us, and may also be guaranteed by one or more of our subsidiaries. We will provide information in the related prospectus supplement for the trading market, if any, for any debt securities DCP Midstream Operating, LP may offer.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement and the documents incorporated by reference herein and therein carefully before you invest in our securities. You should also read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information about us, including our financial statements.

We will sell these securities directly to investors, or through agents, dealers or underwriters as designated from time to time, or through a combination of these methods, on a continuous or delayed basis.

This prospectus may not be used to consummate sales of our securities unless it is accompanied by the applicable prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus settlement. We have not authorized anyone else to provide you with different information or to make additional representations. We are not making or soliciting an offer of any securities other than the securities described in this prospectus and any prospectus settlement. We are not making or soliciting an offer of these securities in any state or jurisdiction where the offer is not permitted or in any circumstances in which such offer or solicitation is unlawful. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Investing in our common units and debt securities involves a high degree of risk. Limited Partnerships are inherently different from corporations. Please read “Risk Factors” referred to on page 5 of this prospectus, and contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 26, 2010.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 we filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell in one or more offerings in any combination, a number and amount of the common units of DCP Midstream Partners, LP or the debt securities of DCP Midstream Operating, LP, with a maximum aggregate offering price of $1,500,000,000, as described in this prospectus. This prospectus generally describes us, the common units of DCP Midstream Partners, LP, the debt securities of DCP Midstream Operating, LP and the guarantees of the debt securities.

Each time we sell common units or debt securities with this prospectus, we will describe in a prospectus supplement, which will be delivered with this prospectus, specific information about the offering and the terms of the particular securities offered. The prospectus supplement also may add to, update, or change the information contained in this prospectus. If there is any inconsistency between the information contained in this prospectus and any information incorporated by reference in this prospectus, on the one hand, and the information contained in any applicable prospectus supplement or incorporated by reference therein, on the other hand, you should rely on the information in the applicable prospectus supplement or incorporated by reference in the prospectus supplement.

Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules, or regulations, we may instead include such information or add, update, or change the information contained in this prospectus by means of a post-effective amendment to the registration statement of which this prospectus is a part through filings we make with the SEC that are incorporated by reference into this prospectus or by any other method as may then be permitted under applicable law, rules, or regulations.

Statements made in this prospectus, in any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement as to the contents of any contract or other document are not necessarily complete. In each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement of which this prospectus is a part, or as an exhibit to the documents incorporated by reference. You may obtain copies of those documents as described in this prospectus under “Where You Can Find More Information.”

Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference, the accompanying prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell securities in any jurisdiction where the offer or sale of such securities is not permitted.

Throughout this prospectus, when we use the terms “we,” “us,” or “DCP,” we are referring either to DCP Midstream Partners, LP, the registrant itself, or to DCP Midstream Partners, LP and its operating subsidiaries collectively, as the context requires. References to DCP Operating refer to DCP Midstream Operating, LP, a wholly-owned subsidiary of DCP which may be the issuer of debt securities hereunder. References in this prospectus to our “general partner” refer to DCP Midstream GP, LP and/or DCP Midstream GP, LLC, the general partner of DCP Midstream GP, LP, as appropriate.

ABOUT DCP MIDSTREAM PARTNERS, LP

We are a publicly traded Delaware limited partnership formed by DCP Midstream, LLC to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. We are currently engaged in the business of gathering, compressing, treating, processing, transporting and selling natural gas, transporting, storing and selling propane in wholesale markets, and producing, fractionating, transporting and selling natural gas liquids, or NGLs, and condensate. Supported by our relationship with DCP Midstream, LLC and its parents, Spectra Energy Corp., which we refer to as Spectra Energy, and ConocoPhillips, collectively, our sponsors, we have a management team dedicated to executing our growth strategy by acquiring and constructing additional assets.

Our operations are organized into three business segments, Natural Gas Services, Wholesale Propane Logistics and NGL Logistics. A map representing the geographic location and type of our assets for all segments is set forth below. Additional maps detailing the individual assets can be found on our website at www.dcppartners.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this prospectus. For more information on our segments, see “Our Operating Segments” in our most recently filed Annual Report on Form 10-K.

Partnership Structure and Management

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our 100% ownership interest in our operating partnership, DCP Midstream Operating, LP. DCP Midstream GP, LLC is the general partner of our general partner, DCP Midstream GP, LP, and has sole responsibility for conducting our business and managing our operations.

Our principal executive office is located at 370 17th Street, Suite 2775, Denver, Colorado 80202. Our telephone number is (303) 633-2900. Our common units are traded on the New York Stock Exchange under the symbol “DPM.”

DCP MIDSTREAM OPERATING, LP

DCP Midstream Operating, LP, is our wholly owned subsidiary. All of our operations are conducted through DCP Midstream Operating, LP.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), and file reports and other information with the SEC. The public may read and copy any reports or other information that we file with the SEC at the SEC’s public reference room, 100 F Street NE, Washington, D.C. 20549-2521. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. Unless specifically listed under “Incorporation by Reference” below, the information contained on the SEC website is not intended to be incorporated by reference in this prospectus and you should not consider that information a part of this prospectus.

Our SEC filings can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We will also provide to you, at no cost, a copy of any document incorporated by reference in this prospectus and the applicable prospectus supplement and any exhibits specifically incorporated by reference in those documents. You may request copies of these filings from us by mail at the following address, or by telephone at the following telephone number:

DCP Midstream Partners, LP

Secretary

370 17th Street, Suite 2775

Denver, Colorado 80202

Telephone Number: (303) 633-2900

You may also inspect our SEC reports on our website at http://www.dcppartners.com. We make available free of charge on or through our Internet website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not intended to be incorporated by reference in this prospectus, and you should not consider that information a part of this prospectus.

INCORPORATION BY REFERENCE

We are incorporating by reference into this prospectus information we have filed with the SEC, which means we are disclosing important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or the information we file subsequently that is incorporated by reference into this prospectus or any prospectus supplement. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We are incorporating by reference in this prospectus the following documents that we have filed with the SEC:

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Our Annual Report on Form 10-K (File No. 1-32678) for the year ended December 31, 2009, filed with the SEC on March 11, 2010, as modified by our Current Report on Form 8-K filed with the SEC on May 26, 2010;

•

Our Quarterly Report on Form 10-Q (File No. 1-32678) for the quarter ended March 31, 2010, filed with the SEC on May 10, 2010, as modified by our Current Report on Form 8-K filed with the SEC on May 26, 2010;

•	Our Current Reports on Form 8-K filed with the SEC on March 3, 2010, May 6, 2010, May 7, 2010, May 26, 2010, and May 26, 2010; and

•	The description of our common units contained in our registration statement on Form 8-A (File No. 001-32678) filed on November 17, 2005.

These reports contain important information about us, our financial condition and our results of operations.

All documents that DCP Midstream Partners, LP files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of all offerings made pursuant to this prospectus and the applicable prospectus supplement is incorporated in this prospectus by reference. Information furnished to but not filed with the SEC, including pursuant to Item 2.02 or Item 7.01 of Form 8-K (or corresponding information furnished under Item 9.01 or included as an exhibit) is not incorporated in this prospectus by reference.

You should rely only on the information contained or incorporated by reference in this prospectus, any applicable prospectus supplement, or any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus, any applicable prospectus supplement or any “free writing prospectus” is accurate as of any date other than the date on the front of each document.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Before you invest in our securities, you should carefully consider those risk factors included in this prospectus and our most recent Report on Form 10-K, as supplemented by our Quarterly Reports on Form 10-Q, that are incorporated herein by reference. You should also carefully consider any risk factors that may be included in the applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our securities.

If any of the risks discussed in the foregoing documents were actually to occur, our business, financial condition, results of operations, or cash flow could be materially adversely affected. In that case, our ability to make distributions to our unitholders or pay interest on, or the principal of, any debt securities, may be reduced, the trading price of our securities could decline and you could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus and the documents we incorporate by reference contain “forward-looking” statements. All statements that are not statements of historical facts, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “potential,” “plan,” “forecast” and other similar words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks and uncertainties include, but are not limited to, (i) the risks described in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated herein by reference, (ii) risks described in any of our Quarterly Reports on Form 10-Q, and (iii) the risks described in any applicable prospectus supplement. Some of these risks are summarized below:

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the extent of changes in commodity prices, our ability to effectively limit a portion of the adverse impact of potential changes in prices through derivative financial instruments, and the potential impact of price and producers’ access to capital on natural gas drilling, demand for our services, and the volume of NGLs and condensate extracted;

•	general economic, market and business conditions;

•

the level and success of natural gas drilling around our assets, the level of gas production volumes around our assets and our ability to connect supplies to our gathering and processing systems in light of competition;

•	our ability to grow through acquisitions, contributions from affiliates, or organic growth projects, and the successful integration and future performance of such assets;

•

our ability to access the debt and equity markets, which will depend on general market conditions, inflation rates, interest rates and our ability to effectively limit a portion of the adverse effects of potential changes in interest rates by entering into derivative financial instruments, our ability to comply with the covenants to our credit agreement, and our ability to maintain our credit rating;

•	our ability to purchase propane from our principal suppliers for our wholesale propane logistics business;

•

our ability to construct facilities in a timely fashion, which is partially dependent on obtaining required construction, environmental and other permits issued by federal, state and municipal governments, or agencies thereof, the availability of specialized contractors and laborers, and the price of and demand for supplies;

•	the creditworthiness of counterparties to our transactions;

•	weather and other natural phenomena, including their potential impact on demand for the commodities we sell and the operation of company owned and third-party-owned infrastructure;

•	changes in laws and regulations, particularly with regard to taxes, safety and protection of the environment, including climate change legislation, or the increased regulation of our industry;

•	our ability to obtain insurance on commercially reasonable terms, if at all, as well as the adequacy of the insurance to cover our losses;

•

industry changes, including the impact of consolidations, increased delivery of liquefied natural gas to the United States, alternative energy sources, technological advances and changes in competition; and

•	the amount of collateral we may be required to post from time to time in our transactions.

You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information. Before you invest, you should be aware that the occurrence of any of the events described in the “Risk Factors” sections of the documents that are incorporated in this prospectus by reference could substantially harm our business, results of operations and financial condition. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds (after the payment of any offering expenses and underwriting discounts and commissions) from our sale of securities for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures, or acquisitions (which may consist of acquisitions of discrete assets or businesses).

The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for DCP Midstream Partners, LP for each of the periods indicated is as follows:

	DCP Midstream Partners, LP Year Ended December 31,
	2009	2008	2007	2006	2005
Ratio of earnings to fixed charges	0.35	5.24	0.94	6.91	59.37

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.

DESCRIPTION OF THE COMMON UNITS

The Units

We currently have outstanding common units, which are limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences in and to partnership distributions of holders of common units and holders of other partnership interests in us, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions”. For a general discussion of the expected federal income tax consequences of owning and disposing of common units, please read “Material Tax Consequences”.

Our outstanding common units are listed on the New York Stock Exchange under the symbol “DPM”. Any additional common units we issue will also be listed on the New York Stock Exchange.

Subordinated Units

Subordinated units were issued in our initial public offering. The subordinated units were a separate class of limited partner interests in our partnership, and the rights of holders of subordinated units to participate in distributions to partners differed from, and were subordinated to, the rights of the holders of our common units. During the subordination period, our subordinated units were not entitled to receive any distributions until our common units had received the minimum quarterly distribution plus any arrearages from prior quarters. In February 2008, we satisfied the financial tests contained in our partnership agreement that provided for the early conversion of 50% of the outstanding subordinated units held by DCP Midstream, LLC into common units on a one-for-one basis. Before the conversion, DCP Midstream, LLC held 7,142,857 subordinated units, and after the conversion, DCP Midstream, LLC held 3,571,429 subordinated units. On February 17, 2009, we satisfied the financial tests contained in our partnership agreement that provided for the early conversion of the remaining 3,571,429 outstanding subordinated units held by DCP Midstream, LLC into common units on a one-for-one basis.

Class B Units

Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of Class B units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. For a more detailed description of our general partner’s right to reset the target distribution levels upon which the incentive distribution payments are based and the concurrent right of our general partner to receive Class B units in connection with this reset, please read “Our Cash Distribution Policy and Restrictions on Distributions—General Partner’s Rights to Reset Target Distribution Levels”.

Class C Units

On November 1, 2006, we issued to DCP LP Holdings, LP, a wholly-owned subsidiary of DCP Midstream, LLC, 200,312 Class C units as partial consideration for the acquisition of Gas Supply Resources, LLC, or GSR, by the Partnership. On July 2, 2007, the Class C units were converted to common units.

Class D Units

On April 1, 2009, we issued to DCP LP Holdings LLC 3,500,000 Class D units to DCP LP Holdings LLC and our general partner as consideration for the acquisition of a limited liability company interest in DCP East Texas Holdings, LLC. On August 17, 2009, the Class D units were converted to common units.

Number of Units

As of May 21, 2010, we had outstanding 34,608,183 common units, no subordinated units, no Class B units, no Class C units, and no Class D units.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units and Class B units, if any, voting as a class.

In voting their common units or Class B units, if any, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement”.

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets”.

Dissolution of our partnership	Unit majority. Please read “—Termination and Dissolution”.

Continuation of our business upon dissolution	Unit majority. Please read “—Termination and Dissolution”.

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2015 in a manner that would cause dissolution of our partnership. Please read “—Withdrawal or Removal of the General Partner”.

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of the General Partner”.

Transfer of the general partner interest

Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets, to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2015. See “—Transfer of General Partner Units”.

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2015. Please read “—Transfer of Incentive Distribution Rights”.

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in the General Partner”.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in 22 states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its general partner interest in us. As a result of our issuance of common units, or units convertible into common units, since our initial public offering that have diluted the general partner’s interest in us, the general partner’s interest in us is currently approximately 1.1%. Our general partner’s interest in us will be further reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. Further, our general partner may participate in future contributions to us and may receive additional common units or other partnership securities for such contributions. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General. Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). As of December 31, 2009, our general partner and its affiliates owned approximately 35% of the outstanding common units.

No Unitholder Approval. Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

•

the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “Our Cash Distribution Policy and Restrictions on Distributions—General Partner’s Right to Reset Incentive Distribution Levels;” or

•	the implementation of the provisions relating to our general partner’s right to reset its incentive distribution rights in exchange for Class B units; and

•

any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner;

•	an amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

an amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•

are required to effect the intent expressed in our original registration statement, as amended or supplemented, or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership, our operating partnership nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “Our Cash Distribution Policy and Restrictions on Distributions—Distributions of Cash Upon Liquidation”. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2015, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement.

Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Units” and “—Transfer of Incentive Distribution Rights”.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as a single class, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution”.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of a unit majority. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner units to another person prior to December 31, 2015 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time, transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in the General Partner

At any time, DCP Midstream, LLC and its affiliates may sell or transfer all or part of their partnership interests in our general partner, or their membership interest in DCP Midstream GP, LLC, the general partner of our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual), or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets, without the prior approval of the unitholders. Prior to December 31, 2015, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after December 31, 2015, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove DCP Midstream GP, LP as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Common Units”.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities”. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, common units will vote together with Class B units, if any, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability”, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of DCP Midstream GP, LP as general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and a structuring fee.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we entered into in connection with our formation and our initial public offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

General

Rationale for Our Cash Distribution Policy. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by the distribution of our cash available after expenses and reserves rather than retaining it. Because we believe we will generally finance any non-maintenance capital investments from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case were we subject to such a tax. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy. There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

The board of directors of our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units and the Class B units issued upon the reset of incentive distribution rights, if any, voting as a single class (including common units held by affiliates of DCP Midstream, LLC).

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to increases in our general and administrative expense, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•

We have partial ownership interests in a number of joint venture legal entities, including Discovery Producer Services, LLC, DCP East Texas Holdings, LLC, Collbran Valley Gas Gathering, LLC, Black Lake Pipe Line Company, Jackson Pipeline Company, and Pine Tree Propane Limited Liability Company. The governing agreement for these legal entities contains the requirements and restrictions on distributing cash from these joint ventures. We may be unable to control the timing and the amount of cash we will receive from the operation of these entities and we could be required to contribute significant cash to fund our share of their operations, which could adversely affect our ability to make distributions.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital. We expect that we will distribute all of our available cash to our unitholders. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may impact the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement or our credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Distributions of Available Cash

General. Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash. Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter.

Minimum Quarterly Distribution. The minimum quarterly distribution, as defined in our partnership agreement, is $0.35 per unit per quarter, or $1.40 per unit per year. Our most recent quarterly distribution was $0.60 per unit, or $2.40 per unit annualized. There is no guarantee that we will maintain our current distribution or pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

General Partner Interest and Incentive Distribution Rights. As of December 31, 2009, the general partner was entitled to a percentage of all quarterly distributions equal to its general partner interest of approximately 1.1% and limited partner interest of 1%. The general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s interest may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its current general partner interest. As a result of our issuance of common units, or units convertible into common units, since our initial public offering that have diluted the general partner’s interest in us, the general partner’s interest in us is currently approximately 1.1%.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48% plus the general partner’s pro rata interest, of the cash we distribute from operating surplus (as defined below) in excess of $0.4025 per unit per quarter. The maximum distribution of 48% plus the general partner’s pro rata interest does not include any distributions that our general partner may receive on limited partner units that it owns. Please read “—General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus”. Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus. Operating surplus consists of:

•

an amount equal to four times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter; plus

•

all of our cash receipts since our initial public offering, excluding cash from borrowings, sales of equity and debt securities, sales or other dispositions of assets outside the ordinary course of business, the termination of interest rate swap agreements, capital contributions or corporate reorganizations or restructurings; less

•	all of our operating expenditures since our initial public offering, but excluding the repayment of borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves established by our general partner to provide funds for future business needs.

Maintenance capital expenditures represent cash expenditures where we add on to or improve capital assets owned or acquire or construct new capital assets if such expenditures are made to maintain, including over the long term, our operating capacity or revenues. Expansion capital expenditures represent cash expenditures for acquisitions or capital improvements (where we add on to or improve the capital assets owned, or acquire or construct new gathering lines, treating facilities, processing plants, fractionation facilities, pipelines, terminals, docks, truck racks, tankage and other storage, distribution or transportation facilities and related or similar midstream assets) in each case if such addition, improvement, acquisition or construction is made to increase our operating capacity or revenues or those of our equity interests. Costs for repairs and minor renewals to maintain facilities in operating condition and that do not extend the useful life of existing assets will be treated as operations and maintenance expenses as we incur them. Our partnership agreement provides that our general partner determines how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and expansion capital expenditures.

Capital Surplus. Capital surplus consists of:

•	borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions. Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since our initial public offering equals the operating surplus as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes an amount equal to four times the amount needed for any one quarter for us to pay a distribution on all of our units (including the general partner units) and the incentive distribution rights at the same per-unit amount as was distributed in the immediately preceding quarter. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus for the foreseeable future.

Subordination Period

General. Our partnership agreement provided that certain units were deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units were not entitled to receive any distributions until the common units had received the minimum quarterly distribution plus any arrearages from prior quarters and no arrearages were paid on the subordinated units. In February 2008, we satisfied the financial tests contained in our partnership agreement that provided for the early conversion of 50% of the outstanding subordinated units held by DCP Midstream, LLC into common units on a one-for-one basis. Before the conversion, DCP Midstream, LLC held 7,142,857 subordinated units, and after the conversion, DCP Midstream, LLC held 3,571,429 subordinated units. On February 17, 2009, we satisfied the financial tests contained in our partnership agreement that provided for the early conversion of the remaining 3,571,429 outstanding subordinated units held by DCP Midstream, LLC into common units on a one-for-one basis.

Distributions of Available Cash from Operating Surplus

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter in the following manner:

•

first, to all unitholders and the general partner, in accordance with their pro rata interest, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “General Partner Interest and Incentive Distribution Rights” below.

General Partner Interest and Incentive Distribution Rights

As of December 31, 2009, the general partner was entitled to a percentage of all quarterly distributions equal to its general partner interest of approximately 1.1% and limited partner interest of 1%. The general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s interest may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its current general partner interest. As a result of our issuance of common units, or units convertible into common units, since our initial public offering that have diluted the general partner’s interest in us, the general partner’s interest in us is currently approximately 1.1%. In February 2008, we satisfied the financial tests contained in our partnership agreement that provided for the early conversion of 50% of the outstanding subordinated units held by DCP Midstream, LLC into common units on a one-for-one basis. Before the conversion, DCP Midstream, LLC held 7,142,857 subordinated units, and after the conversion, DCP Midstream, LLC held 3,571,429 subordinated units. On February 17, 2009, we satisfied the financial tests contained in our partnership agreement that provided for the early conversion of the remaining 3,571,429 outstanding subordinated units held by DCP Midstream, LLC into common units on a one-for-one basis. Our general partner’s interest, and the percentage of our cash distributions to which it is entitled, will be proportionately and further reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units. Further, our general partner may participate in future contributions to us and may receive additional common units or other partnership securities for such contributions.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If for any quarter:

•	we have distributed available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•

first, to all unitholders and the general partner, in accordance with their pro rata interest, until each unitholder receives a total of $0.4025 per unit for that quarter (the “first target distribution”);

•

second, 13% to the general partner, plus the general partner’s pro rata interest, and the remainder to all unitholders pro rata, until each unitholder receives a total of $0.4375 per unit for that quarter (the “second target distribution”);

•

third, 23% to the general partner, plus the general partner’s pro rata interest, and the remainder to all unitholders pro rata until each unitholder receives a total of $0.525 per unit for that quarter (the “third target distribution”); and

•	thereafter, 48% to the general partner, plus the general partner’s pro rata interest, and the remainder to all unitholders in accordance with their pro rata interest.

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of Class B units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•

first, to all unitholders and the general partner, in accordance with their pro rata interest, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•

second, 13% to the general partner, plus the general partner’s pro rata interest, and the remainder to all unitholders pro rata until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for that quarter;

•

third, 23% to the general partner, plus the general partner’s pro rata interest, and the remainder to all unitholders pro rata until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for that quarter; and

•	thereafter, 48% to the general partner, plus the general partner’s pro rata interest, and the remainder to all unitholders in accordance with their pro rata interest.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumptions that the general partner owns a 1.1% interest and the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.60.

	Quarterly	Marginal Percentage Interest in Distributions		Quarterly Distribution per
	Distribution per Unit Prior to Reset	Unitholders	General Partner	Unit Following Hypothetical Reset
Minimum Quarterly Distribution	$0.35	98.9%	1.1%	$0.60

First Target Distribution	up to $0.4025	98.9%	1.1%	up to $0.69 (1)

Second Target Distribution	above $0.4025 up to $0.4375	85.9%	14.1%	Above $0.69 (1) up to $0.75 (2)

Third Target Distribution	above $0.4375 up to $0.525	75.9%	24.1%	Above $0.75 (2) up to $0.90 (3)

Thereafter	above $0.525	50.9%	49.1%	Above $0.90 (3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, or IDRs, based on an average of the amounts distributed for a quarter for the two quarters immediately prior to the reset. The table assumes that there are 34,608,183 common units and 373,892 general partner units, representing an approximate 1.1% general partner interest, outstanding, and that the average distribution to each common unit is $0.60 for the two quarters prior to the reset.

		Common Unitholders Cash Distributions Prior to Reset	General Partner Cash Distributions Prior to Reset				Total Distribution
	Quarterly Distribution per Unit Prior to Reset		Class B Units	1.1% General Partner Interest	IDRs	Total
Minimum Quarterly Distribution	$0.35	$12,112,864	$—	$130,861	$0	$130,861	$12,243,725
First Target Distribution	up to $0.4025	1,816,930	—	19,629	0	19,629	1,836,559
Second Target Distribution	above $0.4025 up to $0.4375	1,211,286	—	15,066	183,248	198,314	1,409,600
Third Target Distribution	above $0.4375 up to $0.525	3,028,216	—	42,625	917,264	959,889	3,988,105
Thereafter	above $0.525	2,595,614	—	54,469	2,446,231	2,500,700	5,096,314

		$20,764,910	$—	$262,650	$3,546,743	$3,809,393	$24,574,303

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are 34,608,183 common units, 5,911,238 Class B units and 437,754 general partner units, representing an approximate 1.1% general partner interest, outstanding, and that the average distribution to each common unit is $0.60. The number of Class B units was calculated by dividing (x) the $3,546,743 received by the general partner in respect of its incentive distribution rights, or IDRs, as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above by (y) the $0.60 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

		Common Unitholders Cash Distributions After Reset	General Partner Cash Distributions After Reset				Total Distribution
	Quarterly Distribution per Unit After Reset		Class B Units	1.1% General Partner Interest	IDRs	Total
Minimum Quarterly Distribution	$0.60	$20,764,910	$3,546,743	$262,650	$0	$3,809,393	$24,574,303
First Target Distribution	up to $0.69	0	0	0	0	0	0
Second Target Distribution	above $0.69 up to $0.75	0	0	0	0	0	0
Third Target Distribution	above $0.75 up to $0.90	0	0	0	0	0	0
Thereafter	above $0.90	0	0	0	0	0	0

		$20,764,910	$3,546,743	$262,650	$0	$3,809,393	$24,574,303

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner assumes a 1.1% general partner interest and assumes that our general partner has contributed any additional capital to maintain its 1.1% general partner interest and has not transferred its incentive distribution rights.

	Total Quarterly Distribution per Unit Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98.9%	1.1%
First Target Distribution	up to $0.4025	98.9%	1.1%
Second Target Distribution	above $0.4025 up to $0.4375	85.9%	14.1%
Third Target Distribution	above $0.4375 up to $0.525	75.9%	24.1%
Thereafter	above $0.525	50.9%	49.1%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made. Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•

first, to all unitholders and the general partner, in accordance with their pro rata interest, until we distribute with respect to each common unit an amount of available cash from capital surplus equal to the initial public offering price, as if the holder of a common unit held that common unit from the date of our initial public offering;

•

second, to the common unitholders and the general partner, in accordance with their pro rata interest, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price”. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in our initial public offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 48% being paid to the general partner, plus the general partner’s pro rata interest, and the remainder being paid to all unitholders. This assumes the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. Our partnership agreement provides that we not make any similar adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in the partnership agreement. We will generally allocate any gain on liquidation to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•

second, to the common unitholders and the general partner, in accordance with their pro rata interest, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

third, to the Class B unitholders and the general partner, in accordance with their pro rata interest, until the capital account for each Class B unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, to all unitholders and the general partner, in accordance with their pro rata interest, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders and the general partner, in accordance with their pro rata interest, for each quarter of our existence;

•

fifth, 13% to the general partner, plus the general partner’s pro rata interest, and the remainder to all unitholders pro rata, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 13% to the general partner, plus the general partner’s pro rata interest, and the remainder to all unitholders pro rata for each quarter of our existence;

•

sixth, 23% to the general partner, plus the general partner’s pro rata interest, and the remainder to all unitholders pro rata, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 23% to the general partner, plus the general partner’s pro rata interest, and the remainder to all unitholders pro rata for each quarter of our existence; and

•	thereafter, 48% to the general partner, plus the general partner’s pro rata interest, and the remainder to all unitholders in accordance with their pro rata interest.

If the liquidation occurs when there are no Class B units outstanding, the distributions described under the third bullet point above will not be made.

Manner of Adjustments for Losses. The manner of the adjustment for loss is set forth in the partnership agreement. We will generally allocate any loss on liquidation to the general partner and the unitholders in the following manner:

•

first, to the holders of common units in proportion to the positive balances in their capital accounts and the general partner, in accordance with their pro rata interest, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to the general partner.

Adjustments to Capital Accounts. Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF THE DEBT SECURITIES

The following sets forth certain general terms and provisions of the base indenture under which the debt securities are to be issued, unless otherwise specified in a prospectus supplement. The particular terms of the debt securities to be sold will be set forth in a prospectus supplement relating to such debt securities.

The debt securities will be issued solely by DCP Midstream Operating, LP, as the issuer. References in this “Description of the Debt Securities” to “us,” “we,” or “our” refer only to DCP Midstream Operating, LP, as issuer, and not to DCP Midstream Partners, LP or to any of its subsidiaries. References in this “Description of the Debt Securities” to “the master partnership” or “the guarantor” refer only to DCP Midstream Partners, LP, and not to any of its subsidiaries.

The debt securities will represent our unsecured general obligations, unless otherwise provided in the applicable prospectus supplement. As indicated in the applicable prospectus supplement, the debt securities will either be senior debt securities or subordinated debt securities and, may be guaranteed by subsidiary guarantors. Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued under an indenture to be entered into between us and The Bank of New York Mellon Trust Company, N.A., as trustee, that has been filed as an exhibit to the registration statement of which this prospectus is a part, subject to such amendments or supplemental indentures as are adopted from time to time. The following summary of certain provisions of that indenture does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of that indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference. We urge you to read the indenture filed as an exhibit to the registration statement of which this prospectus is a part because that indenture, as amended or supplemented from time to time, and not this description, governs your rights as a holder of debt securities.

General

The indenture does not limit the amount of debt securities that may be issued thereunder. The applicable prospectus supplement with respect to any debt securities will set forth the terms of the debt securities offered pursuant thereto, including some or all of the following:

•	the title and series of such debt securities;

•	any limit upon the aggregate principal amount of such debt securities of such series;

•	whether such debt securities will be in global or other form;

•	the date or dates on which principal and any premium on such debt securities is payable, or the method or methods by which such dates will be determined;

•	the interest rate or rates (or method by which such rate will be determined), if any;

•	the dates on which any such interest will be payable and the method of payment;

•	whether and under what circumstances any additional amounts are payable with respect to such debt securities;

•	the notice, if any, to holders of such debt securities regarding the determination of interest on a floating rate debt security;

•	the basis upon which interest on such debt securities shall be calculated, if other than that of a 360-day year of twelve 30-day months;

•

if in addition to or other than the Borough of Manhattan, City of New York, the place or places where the principal of and premium, interest or additional amounts, if any, on such debt securities will be payable;

•	whether and under what terms, conditions and price such debt securities may be redeemed at our option;

•	any redemption or sinking fund provisions, or the terms of any repurchase at the option of the holder of the debt securities;

•	the denominations of such debt securities, if other than $2,000 and multiples of $1,000 in excess thereof;

•	whether and under what terms and conditions such debt securities will be convertible into other securities, cash or property;

•	the terms, if any, on which payment of principal or any premium, interest or additional amounts on such debt securities will be payable in a currency other than U.S. dollars;

•

the terms, if any, by which the amount of payments of principal or any premium, interest or additional amounts on such debt securities may be determined by reference to an index, formula, financial or economic measure or other methods;

•

if other than the principal amount thereof, the portion of the principal amount of such debt securities that will be payable upon declaration of acceleration of the maturity thereof (or the method by which such portion is to be determined);

•	any deletions from, modifications of or additions to the events of default or covenants described herein;

•	whether such debt securities will be subject to defeasance or covenant defeasance;

•	the terms, if any, upon which such debt securities are to be issuable upon the exercise of warrants;

•

the identity of any trustees other than The Bank of New York Mellon Trust Company, N.A., and any authenticating or paying agents, transfer agents or registrars or any other agents with respect to such debt securities;

•	the terms, if any, on which such debt securities will be subordinate to other debt of ours;

•	whether such debt securities will be guaranteed, the identity of any guarantors, and the terms of any such guaranties;

•	whether such debt securities will be secured by collateral and the terms of such security; and

•	any other specific terms of such debt securities and any other deletions from or additions to or modifications of the indenture with respect to such debt securities.

This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.

The prospectus supplement may also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities.

Debt securities may be presented for exchange, conversion, or transfer in the manner, at the places and subject to the restrictions set forth in the indenture, as amended or supplemented, and the applicable prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indenture, as amended or supplemented.

The indenture does not contain any covenant or other specific provision affording protection to holders of the debt securities in the event of a highly leveraged transaction or a change in control of us, except to the limited extent described below under “—Consolidation, Merger and Sale of Assets” or as provided in any supplemental indenture.

Guarantees

Our payment obligations under any series of debt securities may be jointly and severally, fully and unconditionally guaranteed by the master partnership. If a series of debt securities is so guaranteed, the master partnership will execute a notation of guarantee as further evidence of its guarantee. The applicable prospectus supplement will describe the terms of any guarantee by the master partnership.

Any guarantee of the master partnership may be released under certain circumstances. If no default has occurred and is continuing under the Indenture, and to the extent not otherwise prohibited by the Indenture, the master partnership will be unconditionally released and discharged from the guarantee:

•	automatically upon any sale, exchange or transfer, to any person that is not our affiliate, by the master partnership of all of direct or indirect equity interests in us; or

•	automatically upon the merger of the master partnership into us or the liquidation and dissolution of the master partnership.

One or more of the guarantor subsidiaries may become a guarantor of a particular series of debt securities if and to the extent provided in a prospectus supplement and an indenture supplement. Unless described otherwise in the applicable prospectus supplement, each of our subsidiaries that becomes a guarantor of the debt securities of such series, and any of our subsidiaries that is a successor thereto, will fully, irrevocably, unconditionally and absolutely guarantee the due and punctual payment of the principal of, and premium, if any, and interest on such debt securities, and all other amounts due and payable under the indenture and such debt securities by us to the trustee and the holders of such debt securities. The terms of any such guarantees may provide for their release upon the occurrence of certain events, such as the debt securities of a series subject to such guarantees achieving an investment grade rating.

Modification and Waiver

The indenture provides that we and the trustee may enter into one or more supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the holders of debt securities of a series under the indenture or the debt securities of such series, with the consent of the holders of not less than a majority (or such greater amount as is provided for with respect to such series) in principal amount of the outstanding debt securities of such series; provided that no such supplemental indenture may, without the consent of the holder of each debt security affected thereby, among other things:

(a) change the stated maturity of the principal of, or any premium, installment of interest on or additional amounts with respect to, such debt securities, or reduce the principal amount thereof, or reduce the interest rate thereon or reduce any premium payable on redemption thereof or otherwise, or change our obligation to pay additional amounts with respect thereto, or reduce the amount of the principal of debt securities issued with original issue discount that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or change the redemption provisions or adversely affect the right of repayment at the option of the holder, or change the place of payment or currency in which the principal of, or any premium, interest or additional amounts with respect to, any debt security is payable, or impair the right of any holder of debt securities to institute suit for the payment of principal of, premium or interest on, or additional amounts with respect to, such debt securities after such payment is due;

(b) reduce the percentage of outstanding debt securities of any series, the consent of the holders of which is required for any such supplemental indenture, or the consent of whose holders is required for any waiver, or reduce the requirements for a quorum or for voting;

(c) modify any of the provisions of the sections of the indenture relating to amending the indenture, or waiving events of defaults and covenants, except to increase any necessary percentage of principal amount of debt securities required for such actions, or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of each holder affected thereby; or

(d) make any change that adversely affects the right to convert or exchange any debt security into or for common units or other securities, cash or other property in accordance with the terms of the applicable debt security.

The indenture provides that a supplemental indenture that changes or eliminates any covenant or other provision of the indenture that has expressly been included solely for the benefit of one or more particular series of debt securities, or that modifies the rights of the holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the indenture of the holders of debt securities of any other series.

The indenture provides that we and the applicable trustee may, without the consent of the holders of any series of debt securities issued thereunder, enter into one or more supplemental indentures for any of the following purposes:

(a) to evidence the succession of another person and the assumption by any such successor of our covenants in the indenture and in the debt securities issued thereunder;

(b) to add to our covenants or to surrender any right or power conferred on us pursuant to the indenture;

(c) to establish the form and terms of debt securities issued thereunder;

(d) to evidence and provide for a successor trustee under the indenture with respect to one or more series of debt securities issued thereunder or to add to or change any of the provisions of the indenture as are necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

(e) to cure any ambiguity, to correct or supplement any provision in the indenture that may be defective or inconsistent with any other provision of the indenture, or to make any other provisions with respect to matters or questions arising under such indenture; provided that no such action pursuant to this clause (e) shall adversely affect the interests of the holders of any series of then outstanding debt securities issued thereunder in any material respect;

(f) to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of securities under the indenture;

(g) to add any additional events of default with respect to all or any series of debt securities;

(h) to supplement any of the provisions of the indenture as may be necessary for the defeasance and discharge of any series of debt securities, provided that such action does not adversely affect the interests of any holder of an outstanding debt security of such series or any other security in any material respect;

(i) to make provisions with respect to the conversion or exchange rights of holders of debt securities of any series;

(j) to add guarantees in respect of the debt securities of one or more series and to provide for the terms and conditions of release thereof;

(k) to pledge to the trustee as security for the debt securities of any series any property or assets and to provide for the terms and conditions of release thereof;

(l) to change or eliminate any of the provisions of the indenture, provided that any such change or elimination will become effective only when there is no outstanding security of any created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision;

(m) to provide for certificated securities in addition to or in place of global securities;

(n) to qualify the indenture under the Trust Indenture Act of 1939, as amended;

(o) with respect to the debt securities of any series, to conform the text of the indenture or the debt securities of such series to any provision of the description thereof in our offering memorandum or prospectus relating to the initial offering of such debt securities, to the extent that such provision, in our good faith judgment, was intended to be a verbatim recitation of a provision of the indenture or such securities; or

(p) to make any other change that does not adversely affect the rights of holders of any series of outstanding debt securities issued thereunder in any material respect.

Events of Default

Unless otherwise provided in the supplemental indenture or board resolution and officer’s certificate establishing the terms of any series of debt securities and the prospectus supplement relating to such series, the following will be events of default under the indenture with respect to each series of debt securities issued thereunder:

(a) default for 30 days in the payment when due of interest on, or any additional amount in respect of, any debt security of such series of debt securities;

(b) default in the payment of principal or any premium on the debt securities of such series when due;

(c) default in the payment, if any, of any sinking fund installment when and as due by the terms of any debt security of such series, subject to any cure period that may be specified in any debt security of such series;

(d) failure by us for 60 days after receipt of written notice from the trustee upon instruction from holders of at least 25% in principal amount of the then outstanding debt securities of such series to comply with any of the other agreements in the indenture (other than those described in clauses (a), (b) or (c) immediately above) and stating that such notice is a “Notice of Default” under the indenture; provided, that if such failure cannot be remedied within such 60-day period, such period shall be automatically extended by another 60 days so long as (i) such failure is subject to cure and (ii) we are using commercially reasonable efforts to cure such failure; and provided, further, that a failure to comply with any such other agreement in the indenture that results from a change in generally accepted accounting principles shall not be deemed to be an event of default;

(e) certain events of bankruptcy, insolvency or reorganization of us; and

(f) any other event of default provided in a supplemental indenture with respect to a particular series of debt securities, provided that any event of default that results from a change in generally accepted accounting principles shall not be deemed to be an event of default.

If an event of default described in clause (e) above shall occur and be continuing then the principal amount (or, in the case of discounted debt securities, the amount specified in the terms thereof) of all the debt securities outstanding shall be and become due and payable immediately, without notice or other action by any holder or the applicable trustee, to the full extent permitted by law. In case an event of default specified in clause (a) or (b) above shall occur and be continuing with respect to any series of debt securities, holders of at least 25%, and in case an event of default specified in any clause other than clause (a), (b) or (e) above shall occur and be continuing with respect to any series of debt securities, holders of not less than a majority in aggregate principal amount of the debt securities of such series then outstanding may declare the principal (or, in the case of discounted debt securities, the amount specified in the terms thereof) of such series to be due and payable. Any past or existing default or event of default with respect to particular series of debt securities under such indenture may be waived by the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of such series, except in each case a continuing default (1) in the payment of the principal of, any premium or interest on, or any additional amounts with respect to, any debt security of such series, or (2) in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of each holder affected thereby.

The indenture provides that within 90 days after the occurrence of a default under the indenture of which the applicable trustee has actual knowledge, the trustee is to give notice of such default to the holders, but the applicable trustee may withhold notice to the holders of any default with respect to any series of debt securities (except in payment of principal of or interest or premium on, or additional amounts or a sinking fund payment in respect of, the debt securities) if the applicable trustee considers it in the interest of holders to do so.

The indenture contains a provision disclaiming liability in its individual capacity with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the indenture or at the direction of the holders of a majority in aggregate principal amount of the outstanding debt securities relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising or omitting to exercise any trust or power confirmed upon the trustee, under the indenture. The indenture provides that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the applicable trustee or of exercising any trust or power conferred upon the applicable trustee with respect to the debt securities of such series; provided, however, that the applicable trustee may decline to follow any such direction if, among other reasons, the applicable trustee determines that the actions or proceedings as directed would be unduly prejudicial to the holders of the debt securities of such series not joining in such actions or proceeding. The right of a holder to institute a proceeding with respect to a series of debt securities is subject to certain conditions precedent including, without limitation, that in case of an event of default specified in clause (a), (b) or (e) of the first paragraph above under “—Events of Default,” holders of at least 25%, or in case of an event of default other than specified in clause (a), (b) or (e) of the first paragraph above under “—Events of Default,” holders of at least a majority, in aggregate principal amount of the outstanding debt securities of such series have made a written request upon the applicable trustee to exercise its powers under such indenture, have offered to indemnify the applicable trustee and the applicable trustee has failed to institute a proceeding within 60 days after its receipt of such notice. Notwithstanding the foregoing, the holder has an absolute right to receive the principal of, premium, if any, and interest on and additional amounts with respect to the debt securities when due and to institute suit for the enforcement thereof.

Consolidation, Merger and Sale of Assets

The indenture provides that we may not directly or indirectly consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets and properties and the assets and properties of our subsidiaries (taken as a whole with our assets and properties) to another person in one or more related transactions unless we are the survivor or the successor person is a person organized under the laws of any domestic jurisdiction and assumes our obligations under the indenture and the debt securities issued thereunder, and after giving effect to such transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing, and certain other conditions are met.

Certain Covenants

The covenants set forth in the indenture include the following:

Payment of Principal, any Premium, Interest or Additional Amounts. We will duly and punctually pay the principal of, and premium and interest on or any additional amounts payable with respect to, any debt securities of any series in accordance with their terms and the terms of the indenture.

Maintenance of Office or Agency. We will maintain an office or agency in each place of payment for each series of debt securities for notice and demand purposes and for the purposes of presenting or surrendering debt securities for payment, registration of transfer or exchange.

Reports. So long as any debt securities are outstanding, we will file with the trustee, within 30 days after we have filed the same with the SEC, unless such reports are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) filing system (or any successor thereto), copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if we are not required to file information, documents or reports pursuant to either of such Sections, then we will file with the trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports that are required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

Additional Covenants. Any additional covenants with respect to any series of debt securities will be set forth in the supplemental indenture or board resolution and officer’s certificate and prospectus supplement relating thereto.

Conversion Rights

The terms and conditions, if any, upon which the debt securities of any series are convertible into common stock or other securities will be set forth in the applicable supplemental indenture or board resolution and officer’s certificate and prospectus supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or the option of the holders, the events requiring an adjustment of the conversion price, provisions affecting conversion in the event of redemption of such debt securities and any restrictions on conversion.

Redemption; Repurchase at the Option of the Holder; Sinking Fund

The terms and conditions, if any, upon which (a) the debt securities of any series are redeemable at our option, (b) the holder of debt securities of any series may cause us to repurchase such debt securities or (c) the debt securities of any series are subject to any sinking fund will be set forth in the applicable supplemental indenture or board resolution and officer’s certificate and prospectus supplement relating thereto.

Repurchases on the Open Market

We or any affiliate of ours may at any time or from time to time repurchase any debt security in the open market or otherwise. Such debt securities may, at our option or the option of our relevant affiliate, be held, resold or surrendered to the trustee for cancellation.

Discharge, Defeasance and Covenant Defeasance

The indenture provides, with respect to each series of debt securities issued thereunder, that we may satisfy and discharge our obligations under the indenture with respect to debt securities of such series if:

(a) (i) all debt securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the applicable trustee for cancellation; or

(ii) the debt securities of such series have become due and payable, or mature within one year, or are to be called for redemption within one year under arrangements satisfactory to the applicable trustee for giving the notice of redemption, and we irrevocably deposit in trust with the applicable trustee, as trust funds solely for the benefit of the holders of such debt securities, for that purpose, money or governmental obligations or a combination thereof sufficient (in the opinion of a nationally recognized independent registered public accounting firm expressed in a written certification thereof delivered to the applicable trustee) to pay the entire indebtedness on the debt securities of such series to maturity or redemption, as the case may be;

(b) we have paid all other sums payable by us under the indenture with respect to the outstanding debt securities of such series; and

(c) we deliver to the applicable trustee an officer’s certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the indenture with respect to the debt securities of such series have been complied with.

Notwithstanding such satisfaction and discharge, our obligations to compensate and indemnify the trustee, to pay additional amounts, if any, in respect of debt securities in certain circumstances and to transfer or exchange debt securities pursuant to the terms thereof and our obligations and the obligations of the trustee to hold funds in trust and to apply such funds pursuant to the terms of the indenture, with respect to issuing temporary debt securities, with respect to the registration, transfer and exchange of debt securities, with respect to the replacement of mutilated, destroyed, lost or stolen debt securities and with respect to the maintenance of an office or agency for payment, shall in each case survive such satisfaction and discharge.

Unless inapplicable to debt securities of a series pursuant to the terms thereof, the indenture provides that (i) we will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities issued thereunder of any series, and the provisions of such indenture will, except as noted below, no longer be in effect with respect to the debt securities of such series (“defeasance”) and (ii) (1) we may omit to comply with the covenant under “—Consolidation, Merger and Sale of Assets” and any other additional covenants established pursuant to the terms of such series, and such omission shall be deemed not to be an event of default under clause (d) or (f) of the first paragraph of “—Events of Default” and (2) the occurrence of any event described in clause (f) of the first paragraph of “—Events of Default” shall not be deemed to be an event of default, in each case with respect to the outstanding debt securities of such series ((1) and (2) of this clause (ii), “covenant defeasance”); provided that the following conditions shall have been satisfied with respect to such series:

(a) we have irrevocably deposited in trust with the applicable trustee, as trust funds solely for the benefit of the holders of the debt securities of such series, for that purpose, money or government obligations or a combination thereof sufficient (in the opinion of a nationally recognized independent registered public accounting firm expressed in a written certification thereof delivered to the applicable trustee) without consideration of any reinvestment, to pay and discharge the principal of, premium, if any, and accrued interest and additional amounts on, the outstanding debt securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the applicable trustee), as the case may be;

(b) such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound;

(c) no event of default or event that with notice or lapse of time would become an event of default with respect to such debt securities of such series shall have occurred and be continuing on the date of such deposit;

(d) we shall have delivered to such trustee an opinion of counsel as described in the indenture to the effect that the holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred;

(e) we have delivered to the applicable trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the defeasance contemplated have been complied with;

(f) if the debt securities are to be redeemed prior to their maturity, notice of such redemption shall have been duly given or provision therefor satisfactory to the trustee shall have been made; and

(g) any such defeasance or covenant defeasance shall comply with any additional or substitute terms provided for by the terms of the debt securities of such series.

Notwithstanding a defeasance, among other obligations, our obligations with respect to the following will survive with respect to the debt securities of such series until otherwise terminated or discharged under the terms of the indenture:

(a) the rights of holders of outstanding debt securities of such series to receive payments in respect of the principal of, interest on or premium or additional amounts, if any, payable in respect of, such debt securities when such payments are due from the trust referred in clause (a) in the preceding paragraph and any rights of such holders to convert or exchange such debt securities for other securities or property;

(b) the issuance of temporary debt securities, the registration, transfer and exchange of debt securities, the replacement of mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment and holding payments in trust;

(c) the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

(d) the defeasance or covenant defeasance provisions of the indenture.

Limitation of Liability

Our unitholders, our general partner and its directors, officers and members will not be liable for our obligations under the debt securities, the indenture or any guarantees, or for any claim based on, or in respect of, such obligations. By accepting a debt security, each holder of that debt security will have agreed to this provision and waived and released any such liability on the part of our unitholders, our general partner and its directors, officers and members. This waiver and release are part of the consideration for our issuance of the debt securities. It is the view of the SEC that a waiver of liabilities under the federal securities laws is against public policy and unenforceable.

Book Entry, Delivery and Form

DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Exchange Act.

DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the Financial Industry Regulatory Authority. The rules that apply to DTC and its participants are on file with the SEC.

DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

Principal, premium, if any, and interest payments due on the global securities will be wired to DTC’s nominee. The issuer, any guarantor, the Trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, the issuer, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee, any guarantor or us.

Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•

DTC notifies the issuer that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by the issuer within 90 days; or

•	the issuer determines not to require all of the debt securities of a series to be represented by a global security and notifies the trustee of the decision.

Applicable Law

The indenture provides that the debt securities and the indenture will be governed by and construed in accordance with the laws of the State of New York.

About the Trustee

Unless otherwise specified in the applicable prospectus supplement, The Bank of New York Mellon Trust Company, N.A. is the trustee under the indenture.

MATERIAL TAX CONSIDERATIONS

This section is a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Holland & Hart, LLP, tax counsel to our general partner and us, only insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon representations made by us to tax counsel and current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, current administrative rulings, and court decisions, all of which are subject to change. Changes in these authorities, subsequent to the date of this prospectus or retroactively applied, or inaccuracies in the representations upon which tax counsel relied, may cause the tax consequences to vary substantially from the consequences described below.

The following discussion does not address all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt organizations, foreign persons, individual retirement accounts (IRAs) or other plans governed by section 401 of the Code, real estate investment trusts (REITs), employee benefits plans or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the acquisition, ownership, or disposition of the common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of tax counsel. Unlike a ruling, the opinion or advice of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, tax counsel has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Common Unit Ownership—Treatment of Short Sales”);

•

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and

•

whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Common Unit Ownership—Section 754 Election” and “—Uniformity of Common Units”).

Partnership Status

A partnership is not a taxable entity for federal income tax purposes and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partner unless the amount of cash distributed to him is in excess of his adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing, and marketing of crude oil, gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based on and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, tax counsel is of the opinion that at least 90% of our current gross income constitutes qualifying income. The percentage of our income that is qualifying income can change from time to time.

A publicly traded partnership may not rely upon the Qualifying Income Exception if it is registered under the 1940 Act. If we are required to register under the 1940 Act, we will be taxed as a corporation even if we meet the Qualifying Income Exception. Based on an opinion of counsel regarding the 1940 Act and the factual representations made by us and our general partner, tax counsel is of the opinion that we may rely on the Qualifying Income Exception.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of tax counsel on such matters. It is the opinion of tax counsel that, based upon the Code, applicable Treasury Regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our operating partnership will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, tax counsel has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which tax counsel has relied include:

(a) Neither we nor the operating partnership has elected or will elect to be treated as a corporation;

(b) For each taxable year, more than 90% of our gross income has been and will be income that tax counsel has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that tax counsel has opined or will opine result in qualifying income.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us except to the extent that our liabilities exceed the tax bases of our assets at that time. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxed as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on tax counsel’s opinion that we will be classified as a partnership for federal income tax purposes and the operating partnership will be disregarded as an entity separate from us.

Limited Partner Status

Unitholders who have become limited partners of the partnership will be treated as partners of the partnership for federal income tax purposes. A unitholder becomes a limited partner when the transfer or issuance of common units to such person, or the admission of such person as a limited partner, is reflected in our books and records. Assignees who have executed and delivered transfer applications, and assignees who are awaiting admission as limited partners, will also be treated as partners of the partnership for federal income tax purposes. Where common units are held in street name or by a nominee, the person in whose name the common units are registered with us will be treated as the holder of such common units.

A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those common units for federal income tax purposes. Please read “—Tax Consequences of Common Unit Ownership—Treatment of Short Sales.”

Items of our income, gain, loss or deductions are not reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in the partnership for federal income tax purposes. The references to “unitholders” in the following discussion are to persons who are treated as partners in the partnership for federal income tax purposes.

Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year. Absent a termination of our partnership for federal tax purposes, our taxable year ends on December 31.

Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions to a unitholder in excess of his tax basis in his common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “non-recourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our non-recourse liabilities, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of the non-pro rata portion of that distribution over the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our non-recourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our non-recourse liabilities. That basis generally will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our non-recourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. Generally, a unitholder will have no share of our liabilities that are recourse to our general partner, but will have a share, generally based on his share of profits, of our other liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited: (i) to the tax basis in his common units; and (ii) in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than the unitholder’s tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at-risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our non-recourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our non-recourse liabilities.

In addition to the tax basis and at-risk limitations, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investment in other publicly traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible—because they exceed a unitholder’s share of income we generate—may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitations. A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder, general partner, or former unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we believe we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a particular unitholder in which event the unitholder would be required to file a claim with the appropriate authority in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to our general partner, gross income will be allocated to the recipient to the extent of these distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated in the manner provided under Section 704(c) of the Code to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering, and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates that exists at the time of such contribution, together, referred to in this discussion as “Contributed Property.” These allocations are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity.” The effect of these allocations to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax basis of Contributed Property was equal to its fair market value at the time of the offering. In the event we issue additional units or engage in certain other transactions in the future, “reverse Section 704(c) allocation,” similar to the allocations under Section 704(c)

described above, will be made to all partners, including purchasers of common units, to account for the difference, at the time of the future transaction, between the “book” value and the fair market value of all property held by us at such time. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c), as described above, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Tax counsel is of the opinion that, with the exception of the issues described in “—Tax Consequences of Common Unit Ownership—Section 754 Election,” “—Uniformity of Common Units” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under the partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales. A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, such unitholder would no longer be a partner for tax purposes with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those common units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those common units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Tax counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers (except married individual filing separate tax returns) is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates. In general, the highest effective U.S. federal income tax rate for individuals is currently 35% and the maximum U.S. federal income tax rate for net capital gains of an individual where the asset disposed of was a capital asset held for more than twelve months at the time of disposition is scheduled to remain at 15% for 2010.

Absent new legislation extending the current rates, the highest effective U.S. federal income tax rates for individuals will increase to 39.6%, and the maximum U.S. federal income tax rate for net capital gains where the asset disposed of was a capital asset held for more than twelve months at the time of disposition will increase to 20%, beginning January 1, 2011.

Medicare Contribution Tax. Beginning January 1, 2013, an additional tax of 3.8% will be imposed upon a unitholder’s allocable share of our income and gains, and upon gains from a unitholder’s disposition of common units. This additional tax is applicable to unitholders that are individuals, estates, or trusts. In the case of individual unitholders, the additional tax will only apply if such unitholder’s modified adjusted gross income exceeds certain threshold amounts. The modified gross income thresholds for individuals are $250,000 in the case of joint returns or surviving spouses, $125,000 in the case of married individuals filing separate returns, or $200,000 in any other case. In the case of individuals, the amount of the tax is limited to 3.8% of the lesser of the individual’s net investment income or the amount by which the individual’s modified adjusted gross income exceeds the threshold. In general, a unitholder that is a trust or estate may be subject to this additional tax if such trust’s or estate’s adjusted gross income exceeds the amount at which the highest tax bracket applicable to estates and trusts begins. In the case of estates and trusts, the amount of the tax is limited to 3.8% of the lesser of undistributed net investment income or the amount by which adjusted gross income exceeds the amount at which the highest tax bracket applicable to estates and trusts begins.

Section 754 Election. We have made, and in case of any termination of our partnership for federal tax purpose, expect to make, the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have adopted and will adopt as to property other than certain goodwill properties), the Treasury Regulations under Section 743 of the Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Code whose “book” value is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under the partnership agreement, our general partner is authorized to take a position to preserve the uniformity of common units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Common Units.”

Although tax counsel is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the Treasury Regulations under Section 743 of the Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Common Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “Disposition of Common Units—Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustments we take to preserve the uniformity of the units. If such challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a basis reduction or built-in loss is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally either non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We generally use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year or years ending within or with his taxable year. In addition, a unitholder who has a taxable year different than our taxable year and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization. We use the tax basis of our assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our general partner, its affiliates, and our other unitholders immediately prior to such offering. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling the common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of common units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our liabilities attributable to the common units sold. Because the amount realized includes all or a portion of a unitholder’s share of our liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

A unitholder’s tax basis in the unitholder’s common units is adjusted by distributions, as well as by virtue of allocations of income, gains, losses, deductions and liabilities. Please read “—Tax Consequences of Common Unit Ownership—Basis of Common Units.” Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost. If any of our allocations are subsequently disputed by the IRS, unitholders who sold common units prior to the resolution of such dispute may be required to increase or decrease the amount of gain or loss reported on such sale. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees” and “—Tax Consequences of Common Unit Ownership—Section 754 Election.”

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit held for more than one year will generally be taxable as long-term capital gain or loss. Capital gain recognized by an individual on the sale of common units held more than twelve months is scheduled to be taxed at a maximum rate of 15% through December 31, 2010. Commencing January 1, 2011, absent new legislation extending or adjusting the current rate, capital gain recognized by an individual on the sale of common units held more than twelve months is scheduled to be taxed at a maximum rate of 20%. However, a portion of this gain or loss, which may be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. Depreciation and other potential recapture items are included in the term “unrealized receivables.” Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized on the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income each year, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of the ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position. As of the date of this prospectus, no such regulations have been issued.

Allocations Between Transferors and Transferees. In general, our taxable income or losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations; however, this method appears to be consistent with proposed Treasury Regulations issued during 2009. Accordingly, tax counsel is unable to opine on the validity of this method of allocating income and deductions between unitholders. We use this method because it is not administratively feasible to make these allocations on a more frequent basis. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any common units generally is required to notify us in writing of that sale within 30 days after the sale, unless a broker or nominee will satisfy such requirement. Upon receiving such notifications, we are required to notify the IRS of any such transfer of common units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of common units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year different from our taxable year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and could result in unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, certain tax legislation.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units for a purchaser of the common units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units. Please read “—Tax Consequences of Common Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity of that property, or treat that portion as non-amortizable, to the extent attributable to that property’s unamortized Book-Tax Disparity which is not amortizable, consistent with the Treasury Regulations under Section 743 of the Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Common Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. Tax counsel is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. We do not believe these allocations will affect any material item of income, gain, loss or deduction. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income less certain allowable deductions allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from certain permitted sources. The American Jobs Creation Act of 2004 generally treats net income from the ownership of publicly traded partnerships as derived from such permitted source. We anticipate that all of our net income will be treated as derived from such permitted source.

Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold tax at the highest applicable effective tax rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. We will also withhold tax on United States sourced income recognized by foreign unitholders that is not effectively connected with our United States trade or business, unless foreign unitholders qualify for certain treaty benefits or an exception provided in the Code. Certain exceptions may require foreign unitholders to provide certain information to us and to the IRS. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

Under the rationale of a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the sale or disposition of that common unit to the extent that this gain is effectively connected with a U.S. trade or business of the foreign unitholder. If a foreign unitholder is considered to be engaged in a trade or business in the United States by virtue of the ownership of the common units, under the rationale of this ruling, a foreign unitholder who sells or otherwise disposes of a unit generally may be subject to federal income tax on all or a portion of the gain realized on the sale or other disposition of such unit. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes each unitholder’s share of our income, gains, losses and deductions for our preceding taxable year. In preparing this information, which will not be reviewed by tax counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gains, losses and deductions. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor tax counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

Our general partner, as Tax Matters Partner, will make some elections on our behalf and on behalf of unitholders. The Tax Matters Partner can also extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) a statement regarding whether the beneficial owner is:

(1) a person that is not a U.S. person;

(2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3) a tax-exempt entity;

(c) the amount and description of common units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished by us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion unless such underpayment was due to the disallowance of a tax benefit from a transaction that lacked economic substance, in which case the penalty is imposed even if the taxpayer acted reasonably and in good faith. If the understatement penalty applies because the transaction lacked economic substance then the above described 20% penalty is increased to 40% unless the relevant facts affecting the tax treatment are disclosed in the taxpayer’s return.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis if the pertinent facts of that position are adequately disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must adequately disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” but we believe we are not a tax shelter.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. For individuals, no penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or a “transaction of interest” or that it produces certain kinds of losses in excess of $2 million in any single year or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently do business or own property in the states of Arkansas, Colorado, Connecticut, Indiana, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New York, Ohio, Oklahoma, Pennsylvania, Rhode Island, Texas, Vermont, Virginia, West Virginia, and Wyoming. Each of these states, except Texas and Wyoming, currently impose a personal income tax on individuals. Most of these states also impose an income tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions if your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Common Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Tax counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

INVESTMENT IN DCP MIDSTREAM PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are usually subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and may also be subject to similar or additional restrictions imposed by the Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, so-called “Keogh” plans, simplified employee pension plans, tax deferred annuities or IRAs, and trusts that fund medical and other benefits for employees. Among other things, consideration should be given to:

•

whether the investment is consistent with the requirements of Section 404 of ERISA, which include that plan investments (i) must be solely in the interest of participants and beneficiaries, (ii) must be prudent, (iii) must consider diversification of the plan’s assets, and (iv) must be consistent with the plan’s governing documents;

•

whether the investment is consistent with the requirements of the Code, or will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Considerations—Tax-Exempt Organizations and Other Investors”.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans and IRAs from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” (under ERISA) or “disqualified persons” (under the Code) with respect to the plan. These transactions are called “prohibited transactions,” and could result in fiduciary liability and other monetary penalties.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA. For this purpose, the Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b) the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by employee benefit plans (as defined in Section 3(3) of ERISA), any plan to which Section 4975 of the Code applies, and any entity whose underlying assets include plan assets by reason of a plan’s investment in such entity.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby directly to purchasers, through agents, through underwriters, or through dealers.

We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. These agents may act on a best efforts basis for the period of their appointment. The agents may be entitled under agreements they may enter into with us to indemnification by us against specified civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we use any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of the underwriters and the terms of the transaction in a prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the underwriting agreement against specified liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we use a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specified liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

We may also sell common units and debt securities directly. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

We will set the price or prices of our securities at:

•	market prices prevailing at the time of sale;

•	prices related to market price; or

•	negotiated price.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

Because the Financial Industry Regulatory Authority (FINRA) views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with FINRA Conduct Rule 2310.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a particular plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings of securities under the registration statement, of which this prospectus forms a part, and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Holland & Hart LLP will pass upon the validity of the securities offered in this registration statement. If certain legal matters in connection with an offering of the securities made by this prospectus and any related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering

EXPERTS

The consolidated financial statements and the related financial statement schedule of DCP Midstream Partners, LP (the “Company”), as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, incorporated in this Prospectus by reference from the Company’s Current Report on Form 8-K dated May 26, 2010, and the effectiveness of the Company’s internal control over financial reporting, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which (1) report on the consolidated financial statements and the related financial statement schedule is based in part on the report of Ernst & Young LLP as it relates to Discovery Producer Services, LLC and expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes explanatory paragraphs referring to (a) the preparation of the portion of the DCP Midstream Partners, LP consolidated financial statements attributable to DCP East Texas Holdings, LLC, Discovery Producer Services, LLC, and a non trading derivative instrument from the separate records maintained by DCP Midstream, LLC, (b) the retroactive effect of the April 1, 2009 acquisition of an additional 25.1% of DCP East Texas Holdings, LLC, which was accounted for in a manner similar to a pooling of interests, and (c) the retrospective adjustments related to the adoption of the amended provisions of ASC 810, Consolidation, as it pertains to noncontrolling interests, and the adoption of the amended provisions of ASC 260, Earnings Per Share, as it pertains to net income per limited partner and (2) report on the effectiveness of the Company’s internal control over financial reporting expresses an unqualified opinion). Such consolidated financial statements and financial statement schedule have been so incorporated herein in reliance upon the respective reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of DCP Midstream GP, LP as of December 31, 2009 incorporated in this Prospectus by reference from DCP Midstream Partners, LP’s Annual Report on Form 10-K for the year ended December 31, 2009, has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expressed an unqualified opinion and included an explanatory paragraph concerning the adoption of the amended provisions of ASC 810, Consolidation, as it pertains to noncontrolling interests), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of DCP Midstream, LLC as of December 31, 2009 incorporated in this Prospectus by reference from DCP Midstream Partners, LP’s Annual Report on Form 10-K for the year ended December 31, 2009, has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expressed an unqualified opinion and included an explanatory paragraph concerning the adoption of the amended provisions of ASC 810, Consolidation, as it pertains to noncontrolling interests), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Discovery Producer Services LLC at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, appearing in DCP Midstream Partners, LP’s Annual Report on Form 10-K for the year ended December 31, 2009, incorporated by reference herein. Such financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DCP Midstream Partners, LP

2,500,000 Common Units

Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT

Citi

BofA Merrill Lynch

Barclays Capital

Wells Fargo Securities

November 10, 2010